 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE            , 1999

                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                LCA-VISION INC.
                   (EXACT NAME OF REGISTRANT IN ITS CHARTER)

             DELAWARE                                                             11-2882328
    (STATE OF JURISDICTION OF                                                  (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                                            IDENTIFICATION NUMBER)

                             7840 MONTGOMERY ROAD,
                             CINCINNATI, OHIO 45236
                                 (513) 792-9292
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES.)
                            ------------------------
                                STEPHEN N. JOFFE
                            Chief Executive Officer
                              7840 Montgomery Road
                             Cincinnati, Ohio 45236
                                 (513) 792-9292
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------
                                With copies to:

          CHARLES F. HERTLEIN, JR., ESQ.                         JAMES R. TANENBAUM, ESQ.
               Dinsmore & Shohl LLP                            Stroock & Stroock & Lavan LLP
                1900 Chemed Center                                    180 Maiden Lane
               255 East Fifth Street                             New York, New York 10038
              Cincinnati, Ohio 45202                                  (212) 806-6048
                  (513) 977-8315                                    Fax: (212) 806-6006
                Fax: (513) 977-8141

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as possible following the effectiveness of this registration statement.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF            AMOUNT TO BE         OFFERING PRICE           AGGREGATE             AMOUNT OF
     SECURITIES TO BE REGISTERED         REGISTERED(1)         PER SHARE(2)          OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value              9,545,000              $9.625              $91,870,625           $25,540.03
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,245,000 shares that the underwriters have the option to purchase from a selling stockholder to cover over-allotments, if any.

(2) Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
                            ------------------------
  AN INDEX OF THE EXHIBITS TO THIS REGISTRATION STATEMENT CAN BE FOUND AT PAGE
                                      S-2.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. LCA-VISION MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                      SUBJECT TO COMPLETION -- JUNE, 1999

PROSPECTUS
--------------------------------------------------------------------------------

                                8,300,000 Shares
LCAV LOGO
                                LCA-VISION INC.

                                  Common Stock

--------------------------------------------------------------------------------

LCA-Vision Inc. is offering 5,000,000 shares and the selling stockholders are offering 3,300,000 shares of common stock. LCA-Vision will not receive any proceeds from the sale of shares by the selling stockholders.

LCA-Vision is a leading developer and operator of stand-alone laser vision correction centers.

The shares of LCA-Vision are quoted in the Nasdaq SmallCap Market under the symbol "LCAV". On June 4, 1999, the last reported sale price on the Nasdaq SmallCap Market was $10.5625 per share. It is anticipated that the shares of LCA-Vision will be included for quotation in the Nasdaq National Market immediately following this offering.

                                                           Per Share       Total
Public offering price...................................  $             $
Underwriting discounts and commissions..................  $             $
Proceeds, before expenses, to LCA-Vision................  $             $
Proceeds to the selling stockholders....................  $             $

SEE "RISK FACTORS" ON PAGES 7 TO 13 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF LCA-VISION.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to 1,245,000 additional shares from a selling stockholder at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will
be on             , 1999.

PRUDENTIAL SECURITIES

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                                RAYMOND JAMES & ASSOCIATES, INC.
            , 1999

                               [LCA-Vision Logo]

                                  Our Centers

                                   California

                                    Florida

                                    Illinois

                                    Maryland

                                   Minnesota

                                    New York

                                 North Carolina

                                      Ohio

                                    Virginia

                                     Canada

                                 Eye topography

                        [Graphic of Eye Topography Map]
                                  Laser Vision
                               Correction Results
                                 at LCA-Vision
                                ---------------

                                97% of patients
                              recommend procedure
                            to a friend or relative

                                97% of patients
                              achieve 20/40 vision
                                   or better.

                              Industry wide nearly
                             2.0 million treatments
                              have been performed.
                                  LCA-Vision's
                                  Continuum of
                                Care program is
                                 our statement
                                 of confidence
                                in the long-term
                                visual stability
                                 of each vision
                                  correction.
                               [LCA-Vision logo]

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Prospectus Summary.................    3
Risk Factors.......................    8
Forward Looking Statements.........   14
Use of Proceeds....................   15
Price Range of Common Stock........   15
Dividend Policy....................   15
Capitalization.....................   16
Dilution...........................   17
Selected Consolidated Financial
  Data.............................   18
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   20
Business...........................   25

                                     PAGE
                                     ----
Management.........................   37
Certain Transactions...............   39
Principal and Selling
  Stockholders.....................   40
Description of Securities..........   42
Shares Eligible for Future Sale....   43
Underwriting.......................   44
Legal Matters......................   45
Experts............................   45
Where You Can Find More
  Information......................   45
Information Incorporated by
  Reference........................   47
Index to Financial Statements......  F-1

--------------------------------------------------------------------------------

The terms "LCA-Vision", "we", "our" and "us" refer to LCA-Vision Inc. and its subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. LCA-Vision(TM) and the LCA-Vision logo are trademarks of LCA-Vision.
--------------------------------------------------------------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in the common stock of LCA-Vision. Investors should read the entire prospectus carefully.

                                  THE COMPANY

     We are a leading developer and operator of stand-alone laser vision correction centers. We currently operate 22 laser vision correction centers, 19 of which are located in metropolitan markets throughout the United States, two of which are in Canada and one of which is in Europe. Our centers are supported by our network of over 2,200 credentialed ophthalmologists and optometrists who perform laser vision correction procedures, pre-procedure evaluations and post-procedure follow-ups. Over 60,000 laser vision correction procedures have been performed at our centers since inception in 1991.

     For the three months ended March 31, 1999, we earned net income of $1.6 million, or $0.04 per basic and diluted share, compared with a net loss of $1.6 million, or $(0.04) per basic and diluted share, in the comparable period last year. Total revenues for the first quarter of 1999 were $13.9 million, compared with revenues of $7.2 million for the same period last year, an increase of 92%. On a quarter to quarter comparison, first quarter 1999 net income increased $1.4 million from $247,000, or $0.01 per basic and diluted share as reported in the fourth quarter of 1998. In addition, first quarter 1999 revenues increased over 40% from $9.9 million reported in the fourth quarter of 1998. Our laser vision correction procedures increased to 9,064 for the first quarter of 1999, a 33.5% increase over procedures for the fourth quarter of 1998.

                                  OUR INDUSTRY

     More than 160 million Americans, or approximately 60% of our nation's population, require eyeglasses or contact lenses to correct common refractive vision disorders such as myopia (nearsightedness), hyperopia (farsightedness), and astigmatism. The majority of this population can directly benefit from laser vision correction procedures. Currently, laser vision correction is the most rapidly growing surgical procedure in the U.S. with an estimated 480,000 procedures performed in 1998, an increase of 110% over the 215,000 procedures performed in 1997. Industry analysts forecast approximately 800,000 procedures will be performed in 1999 and 1.2 million procedures will be performed in 2000 indicating annual growth rates of 70% and 50%, respectively. Laser vision correction is an elective, private pay procedure performed on an outpatient basis.

                                 OUR CUSTOMERS

     We strive to meet the needs of our customers which include the ophthalmologists and optometrists that are part of our network, and the patient.

     We provide our ophthalmologists and optometrists with:

     - State-of-the-art equipment and facilities,
     - Trained technicians and support staff,
     - Access to an expanded patient population,
     - Opportunities for incremental income, and
     - Clinical training programs for new procedures and techniques.

     We provide our patients with:

     - Convenient access to highly credentialed ophthalmologists and optometrists,
     - Treatment environments designed to enhance customer satisfaction,
     - Educational consultations and materials,
     - Regularly scheduled post-procedure follow-ups, and
     - Affordable financing alternatives.

                             OUR BUSINESS STRATEGY

     We intend to increase utilization at our existing centers, increase penetration and market share in our current markets, and expand into contiguous markets. The key elements of our business strategy include:

     - Developing and implementing innovative direct marketing campaigns,

     - Attracting leading ophthalmologists and optometrists,

     - Building and operating new laser vision correction centers, and

     - Acquiring established laser vision correction centers.

     LCA-Vision is incorporated in Delaware. Our principal executive offices are located at 7840 Montgomery Road, Cincinnati, Ohio 45236, and our telephone number is (513) 792-9292.

                                  THE OFFERING

Shares offered by LCA-Vision..........     5,000,000 shares

Shares offered by the selling
stockholders(1).......................     3,300,000 shares

Total shares outstanding after the
offering(2)...........................     50,566,978 shares

Use of proceeds by LCA-Vision.........     To open additional laser vision
                                           correction centers, to purchase
                                           additional equipment, to extensively
                                           market our centers and the LCA-Vision
                                           brand name, to fund possible future
                                           strategic acquisitions, and to
                                           provide working capital and for
                                           general corporate purposes.

Nasdaq SmallCap Market symbol.........     LCAV

Proposed Nasdaq National Market
Symbol(3).............................     LCAV
---------------

(1) Does not include up to 1,245,000 shares that the underwriters may purchase from a selling stockholder if they exercise their over-allotment options.

(2) Based on shares outstanding as of June 1, 1999. Includes 100,000 shares which will be issued upon exercise of options by a selling stockholder and sold in this offering. Excludes an aggregate of 3,710,531 shares of common stock reserved for issuance upon exercise of outstanding options, warrants and convertible preferred stock. See "Principal and Selling Stockholders."

(3) We have applied to quote our common stock in the Nasdaq National Market.

                                  RISK FACTORS

     You should consider the risk factors before investing in LCA-Vision's common stock and the impact from various events which could adversely affect our business. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The consolidated statement of operations data set forth below for the years ended December 31, 1996, 1997 and 1998 are derived from the respective audited consolidated financial statements of LCA-Vision which are included in this prospectus. The following summary interim financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited and are derived from the interim financial statements included in this prospectus. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for interim periods are not indicative of results for a full year. The data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                              YEAR ENDED                 THREE MONTHS
                                                             DECEMBER 31,              ENDED MARCH 31,
                                                    ------------------------------    ------------------
                                                     1996       1997        1998       1998       1999
                                                    -------    -------    --------    -------    -------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Laser refractive surgery......................    $ 3,715    $12,917    $ 32,963    $ 6,446    $13,389
  Surgery management contracts and other........     10,045      4,677       2,237        763        478
                                                    -------    -------    --------    -------    -------
    Total revenues..............................     13,760     17,594      35,200      7,209     13,867
Operating costs and expenses:
  Medical professional and license fees.........        795      4,489      13,700      2,656      6,015
  Direct costs of services......................      6,937      8,237      10,763      2,819      2,556
                                                    -------    -------    --------    -------    -------
    Total operating costs and expenses..........      7,732     12,726      24,463      5,475      8,571
Expenses:
  General and administrative expenses...........      7,327      8,006      10,144      2,093      2,970
  Depreciation and amortization.................      1,597      2,511       3,521      1,055        712
  Other.........................................        225        162          --         --         --
  Restructuring provision.......................         --      1,100      10,500         --         --
                                                    -------    -------    --------    -------    -------
    Total expenses..............................      9,149     11,779      24,165      3,148      3,682
                                                    -------    -------    --------    -------    -------
Operating income (loss).........................     (3,121)    (6,911)    (13,428)    (1,414)     1,614
Equity in earnings (losses) from unconsolidated
  businesses....................................       (906)       (27)        354         56        323
Interest expense................................        770      1,140         786        344         93
Interest income.................................         89        216         441        112        147
Other income (expense)..........................        651         77         358         25       (277)
                                                    -------    -------    --------    -------    -------
Income (loss) before taxes on income............     (4,057)    (7,785)    (13,061)    (1,565)     1,714
Taxes on income.................................         --         68         157         28         --
                                                    -------    -------    --------    -------    -------
Net income (loss)...............................     (4,057)    (7,853)    (13,218)    (1,593)     1,714
                                                    -------    -------    --------    -------    -------
Dividends to preferred shareholders.............         --        183         518         43         84
                                                    -------    -------    --------    -------    -------
Income (loss) available to common
  shareholders..................................    $(4,057)   $(8,036)   $(13,736)   $(1,636)   $ 1,630
                                                    =======    =======    ========    =======    =======
Income (loss) per common share:
  Basic.........................................    $ (0.21)   $ (0.30)   $  (0.36)   $ (0.04)   $  0.04
                                                    =======    =======    ========    =======    =======
  Diluted.......................................    $ (0.21)   $ (0.30)   $  (0.36)   $ (0.04)   $  0.04
                                                    =======    =======    ========    =======    =======
Weighted average shares used in computation:
  Basic.........................................     19,610     26,709      37,669     36,665     43,779
  Diluted.......................................     19,610     26,709      37,669     36,665     47,082

SELECTED OPERATING DATA:
  Laser vision correction procedures performed:
    Wholly-owned centers........................      2,663      7,748      19,791      3,887      7,591
    Including affiliates........................      3,620      9,715      23,080      4,450      9,064

     The as adjusted presentation below gives effect to the sale by us of 5,000,000 shares of common stock at an assumed public offering price of $10.5625 per share, after deducting underwriting discounts and commissions and estimated offering expenses and including $119,531 which we will receive upon exercise of 100,000 options to purchase common stock to be offered by a selling stockholder.

                                                                  MARCH 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  7,199     $ 59,766
Working capital.............................................     4,042       56,609
Certificate of deposit......................................     2,100        2,100
Total assets................................................    31,840       84,810
Total debt, excluding current portion.......................       642          642
Accumulated (deficit).......................................   (23,949)     (23,949)
Total shareholders' investment..............................    25,717       78,284

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus before purchasing shares of common stock of LCA-Vision. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

     OUR BUSINESS DEPENDS ON MAINTAINING GOOD RELATIONSHIPS WITH OUR NETWORK OF OPHTHALMOLOGISTS AND OPTOMETRISTS AND IF WE ARE UNABLE TO MAINTAIN SUCH GOOD RELATIONSHIPS, OUR BUSINESS COULD BE NEGATIVELY AFFECTED.

     Most states prohibit us from practicing ophthalmology, employing ophthalmologists to practice ophthalmology on our behalf or employing optometrists to render optometric services on our behalf. Because we do not practice ophthalmology or optometry, our activities are limited to owning and managing centers and affiliating with other healthcare providers. Our network of ophthalmologists and optometrists provides a significant source of patients for us. The success of our operations depends upon our ability to enter into agreements on acceptable terms with a sufficient number of healthcare providers, including ophthalmologists and optometrists, to render laser vision correction and other professional services at centers owned or managed by us. There can be no assurance that we will be able to enter into agreements with ophthalmologists, optometrists or other healthcare providers on satisfactory terms or that such agreements will be profitable to us.

     SIGNIFICANT DECREASES IN EXCIMER LASER PRICES COULD HARM OUR BUSINESS BY MAKING IT MORE ATTRACTIVE FOR OPHTHALMOLOGISTS TO BUY OR LEASE THEIR OWN EXCIMER LASERS RATHER THAN USING OUR CENTERS.

     A significant reduction in the price of excimer lasers could reduce demand for our services by making it economically more attractive for ophthalmologists to buy or lease excimer lasers for themselves instead of utilizing our centers. The excimer lasers we use currently have a retail price of $525,000.

     AN INCREASE IN THE NUMBER OF OPHTHALMOLOGISTS WHO PERFORM ENOUGH LASER VISION CORRECTION PROCEDURES TO ECONOMICALLY JUSTIFY THE PURCHASE OF THEIR OWN EXCIMER LASERS MAY HARM OUR BUSINESS.

     As laser vision correction becomes more commonplace, the number of ophthalmologists who can economically justify the purchase of their own excimer laser may increase. Laser vision correction is still a relatively new procedure for most ophthalmologists, and it generally takes time for ophthalmologists to build up their procedure volume. We estimate that an ophthalmologist or practice group needs to perform approximately 60 procedures a month in one location in order to economically justify the purchase or lease of an excimer laser. This estimate is based upon a number of factors including current prices for excimer lasers, current procedure fees charged by ophthalmologists and our current per procedure fee. This estimate does not take into consideration the value ophthalmologists may place on our marketing and advertising, administrative support, maintenance and other services we provide to ophthalmologists who use our centers.

     WE HAVE A LIMITED HISTORY OF PROFITABLE OPERATIONS AND OUR PLANNED EXPANSION COULD CAUSE NET LOSSES.

     We commenced laser vision correction operations in 1991 on a limited basis in Canada. Since 1996, we have posted net losses in every year. We achieved profitability for the fourth quarter ended December 31, 1998, posting $380,000 in income before taxes. In the first quarter of this year, we posted $1.7 million in income before taxes. However, we may experience net losses as a result of our planned expansion of our U.S. operations, and we cannot assure you that our recent profitability will continue. Our ability to maintain profitability will depend largely on:

     - Our ability to increase demand for our services,

     - Our ability to execute our planned expansion, and

     - Our ability to effectively integrate any acquired businesses and assets.

     PRICE COMPETITION COULD CAUSE US TO LOWER OUR PRICES THEREBY REDUCING OUR REVENUE AND PROFITABILITY.

     In the U.S., we generally charge patients between $2,000 and $2,500 per eye for laser vision correction procedures. We have experienced pricing pressure in Canada, where the regulatory environment is less stringent and there are no per-procedure royalties paid to excimer laser manufacturers, making it easier to offer lower pricing. Pricing pressure may occur in the U.S. This could cause us to lower prices, which could negatively affect our revenue and profitability.

     LASER VISION CORRECTION MAY NOT ACHIEVE BROAD MARKET ACCEPTANCE WHICH WOULD LIMIT OUR PROFITABILITY AND GROWTH.

     We believe that our profitability and expansion depends largely on acceptance of laser vision correction. There can be no assurance that laser vision correction will become more widely accepted by ophthalmologists, optometrists or the general population as an alternative to existing methods of treating refractive vision disorders. Acceptance of laser vision correction may be affected adversely by:

     - Its cost (particularly since laser vision correction is typically not covered by government insurers or other third party payors and, therefore, must be paid for by the individual receiving treatment),

     - Concerns relating to its safety and effectiveness,

     - General resistance to surgery of any type,

     - The effectiveness of alternative methods of correcting refractive vision disorders,

     - The lack of long-term follow-up data and the possibility of unknown side effects,

     - Future reported adverse events or other unfavorable publicity involving patient outcomes from laser vision correction,

     - Regulatory developments, and

     - Our ability, and that of other participants in the laser vision correction market, to train a broad population of ophthalmologists to perform the procedures.

     THE LACK OF LONG-TERM FOLLOW-UP DATA REGARDING POTENTIAL COMPLICATIONS OR SIDE EFFECTS ASSOCIATED WITH LASER VISION CORRECTION COULD ADVERSELY AFFECT OUR BUSINESS.

     Long-term follow-up data could reveal additional complications that may have a material adverse effect on acceptance of laser vision correction. Concern over the safety of laser vision correction procedures could adversely affect market acceptance of laser vision correction or result in adverse regulatory action, including product recalls. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

     Concerns with respect to the safety and effectiveness of laser vision correction include predictability and stability of results. Potential complications and side effects include:

     - Post-procedure discomfort,

     - Increase in the light scattering properties of the cornea during healing (corneal hazing),

     - Glare/halos (undesirable visual sensations produced by bright lights),

     - Decreases in contrast sensitivity,

     - Temporary increases in pressure within the eye in reaction to medication,

     - Modest fluctuations in focusing capabilities during healing,

     - Modest decreases in best corrected vision (i.e., with corrective lenses),

     - Unintended over or under-corrections,

     - Decline in corrective effect,

     - Disorders of corneal healing, corneal scars and corneal ulcers, and

     - Induced astigmatism.

     WE DEPEND ON LIMITED SOURCES OF EXCIMER LASERS, MICROKERATOMES AND DISPOSABLE BLADES, AND SHORTAGES OF THESE ITEMS COULD HINDER OUR ABILITY TO INCREASE OUR PROCEDURE VOLUME.

     We currently use one supplier, VISX, Incorporated, for our excimer lasers in the U.S. If VISX became unable or unwilling to supply us with excimer lasers, to repair parts or to provide services, our business could be materially adversely affected.

     We are primarily dependent on Chiron Vision, a subsidiary of Bausch & Lomb, Incorporated, to provide the microkeratomes, blades and other disposable items we provide to ophthalmologists for the most popular type of laser vision correction. There are a limited number of manufacturers of microkeratomes and there can be no assurance that microkeratomes and microkeratome blades will be available in the quantities or within the time frames we require. Any shortages in our supplies of this equipment could limit our ability to increase our volume of laser vision correction procedures.

     OUR RECOGNITION OF NET DEFERRED TAX ASSETS MAY SUBSTANTIALLY INCREASE OR DECREASE OUR EARNINGS PER SHARE AND AS A RESULT QUARTER TO QUARTER COMPARISONS MAY BE UNRELIABLE UNLESS THEY ARE ADJUSTED TO ACCOUNT FOR THIS EFFECT.

     In prior years, we generated significant net operating losses ("NOLs"), which are available to be carried forward for a limited number of years to offset future taxable income. Due to our history of losses, we could not previously conclude that there would be any future taxable income with which to offset the NOLs prior to their expiration. As a result, no net tax benefit was recorded for the tax effect of the NOLs.

     For the three months ended March 31, 1999, we had income before taxes of $1.7 million. Because we have now reached a significant level of profitability and have had two consecutive quarters of profitable operations, we may soon be able to conclude under generally accepted accounting principles that we will have taxable income in the future, and can record a tax benefit for the portion of the NOLs that we believe will likely be used in the next fiscal year. The amount of tax benefit or expense we recognize in the future may fluctuate significantly and will depend upon our estimates of future taxable income.

     WE MAY EXPERIENCE DIFFICULTIES IN MANAGING OUR PLANNED INTERNAL EXPANSION STRATEGY AND THE ACQUISITION OR INTEGRATION OF OTHER CENTERS, WHICH COULD IMPAIR OUR BUSINESS.

     Our success will depend on our ability to expand and manage our laser vision correction centers. We will use a portion of the proceeds of this offering to grow and expand. Our growth and expansion has resulted in, and may continue to result in, new and increased responsibilities for management and additional demands on management, operating and financial systems and resources. Our ability to continue to expand will also depend upon our ability to:

     - Implement and integrate new, expanded or upgraded operations and financial systems, procedures and controls,

     - Hire and train new staff and managerial personnel,

     - Expand our infrastructure, and

     - Adapt our structure to comply with present or future legal requirements affecting our arrangements with ophthalmologists and optometrists.

     Our growth strategy also includes increasing the number of our laser vision correction centers through strategic acquisitions. Adding new centers will present challenges for management, including:

     - Requiring management attention to be focused on integration instead of on our core business,

     - Possible adverse effects on operating performance resulting from increased goodwill amortization, unanticipated liabilities and contingencies,

     - Increased interest costs, and

     - The issuance of additional securities.

Any failure or inability to successfully implement these and other factors may have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to successfully integrate and manage the centers we open or acquire or achieve the economies of scale and/or the patient base required to achieve profitability in the centers. If management is unable to successfully implement our growth strategy or manage our growth effectively, our business, financial condition and results of operations could be materially adversely affected.

     WE DEPEND ON A SMALL NUMBER OF SENIOR MANAGERS DUE TO THEIR VITAL ROLE IN ESTABLISHING OUR BUSINESS RELATIONSHIPS AND PLAN OF OPERATION.

     Our success depends, to a significant extent, upon the efforts and abilities of our Chairman and Chief Executive Officer, Stephen N. Joffe, and other members of senior management. We currently do not have employment agreements with any senior key employees. The loss of the services of one or more of these key employees could have a material adverse effect on our business.

     OUR BUSINESS MAY BE IMPAIRED DUE TO GOVERNMENT REGULATIONS WHICH COULD RESTRICT OUR EQUIPMENT, SERVICES AND RELATIONSHIPS WITH OPHTHALMOLOGISTS, OPTOMETRISTS, AND OTHER HEALTHCARE PROVIDERS.

     We and excimer laser manufacturers are subject to extensive federal, state, local and foreign laws, rules and regulations, including:

     - Restrictions on the approval, distribution and use of medical devices,

     - Anti-kickback statutes,

     - Fee-splitting laws,

     - Corporate practice of medicine restrictions,

     - Self-referral laws,

     - Anti-fraud provisions,

     - Facility license requirements and certificates of need,

     - Conflict of interest regulations, and

     - Sales and use taxes.

     Many of these laws and regulations are ambiguous, and courts and regulatory authorities have provided little clarification. Moreover, state and local laws vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately interpret applicable law, and some of our activities could be challenged.

     The excimer lasers we use in our centers are medical devices that in the United States are subject to the jurisdiction of the FDA. In addition to FDA approval for the initial uses of these excimer lasers, new uses require separate approval. Obtaining such approval can be an expensive and time consuming process, the success of which cannot be guaranteed. The failure of our suppliers to obtain regulatory approvals for any additional uses of excimer lasers or otherwise comply with regulatory requirements could have a material adverse effect on our business, financial condition or results of operations.

     Failure to comply with applicable FDA requirements could subject us, ophthalmologists who use our centers or excimer laser manufacturers to enforcement actions, including product seizure, recalls, withdrawal of approvals and civil and criminal penalties. Any such enforcement action could have a material adverse effect on our business, financial condition and results of operations. Further, failure to comply with regulatory requirements, or any adverse regulatory action could result in limitations or prohibitions on our use of excimer lasers. This could have a material adverse effect on our business, financial condition and results of operations.

     The regulatory environment in which we operate may change significantly in the future. Numerous legislative proposals have been introduced in Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. healthcare system. We cannot predict whether any of these proposals will be adopted or how they might affect our business. New or revised legislation could have a material adverse effect on our business, financial condition and results of operations.

     FUTURE SALES BY EXISTING STOCKHOLDERS COULD DEPRESS OUR SHARE VALUE AND MAKE IT MORE DIFFICULT FOR US TO SELL STOCK IN THE FUTURE.

     The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering, 50,566,978 shares of common stock will be outstanding. Of these shares, 29,421,700 shares, including the 8,300,000 shares sold in this offering (9,545,000 shares if the underwriters exercise their over-allotment options in full) will be freely tradeable without restrictions under the Securities Act, except for any shares purchased by "affiliates" of LCA-Vision (as defined in Rule 144 under the Securities Act). Our officers and directors and certain stockholders, including the selling stockholders, have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Also, Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement. Upon expiration of this lock-up period, 21,145,273 shares may be sold in the future subject to compliance with the volume limitations and other restrictions of Rule 144. See "Underwriting" and "Shares Eligible for Future Sale."

     THE YEAR 2000 COULD NEGATIVELY AFFECT THE COMPUTER PROGRAMS AND SYSTEMS UPON WHICH WE DEPEND.

     We rely on computer applications to manage and monitor our accounting, sales, development and administrative functions. Further, the sophisticated equipment used in our centers is dependent on computer applications and embedded technology for its operation. In addition, the ophthalmologists who use our centers and our suppliers and service providers are reliant upon computer applications, some of which contain technology which may fail as a result of the upcoming change in century. Such failures could affect the interactions of these third parties with us. While we do not believe our computer systems, applications or embedded technologies currently in use will be materially adversely affected by the upcoming change in century, we or our technology may be adversely affected by the change in century. Failure of our software, hardware or embedded technology or that of our customers, suppliers or service providers could have a material adverse impact on our business, financial condition and results of operations. For a more detailed discussion of Year 2000 readiness issues, see "Business -- Year 2000."

     WE COULD BE SUED FOR PATIENT INJURIES, AND SUCH CLAIMS COULD NEGATIVELY AFFECT OUR BUSINESS TO THE EXTENT PATIENTS ARE UNINSURED.

     A partially or completely uninsured claim against us could have a material adverse effect on our business, financial condition and results of operations. The laser vision correction procedures performed in our centers involve a potential risk of physical injury to patients. Such risk could result in product liability, malpractice or other claims brought against us based upon injuries or alleged injuries associated with a defect in a product's performance or malpractice by an ophthalmologist or technician. Some injuries or defects may not become evident for a number of years. Therefore, the operation of any excimer laser, microkeratome or other equipment may result in substantial claims against us by patients who allege they were injured as a result of vision correction procedures. Although we have "umbrella" product and professional liability insurance in the amount of $1.0 million per occurrence and $5.0 million in the aggregate, we primarily rely and intend to continue to rely on ophthalmologists' professional liability insurance policies and manufacturers' insurance policies for product liability coverage. We require the ophthalmologists who use our centers to maintain certain levels of professional liability insurance. We cannot assure you that these ophthalmologists will continue to be able to obtain sufficient insurance.

     WE DO NOT PLAN TO PAY ANY DIVIDENDS IN THE NEAR FUTURE.

     We have not declared or paid, and for the near future we do not anticipate declaring or paying, dividends on our common stock. Under the existing credit agreement with our bank, we are not permitted to pay dividends without first obtaining the bank's consent.

     MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS AND IT MAY NOT EFFECTIVELY UTILIZE THESE FUNDS.

     We have not designated any specific uses for the net proceeds of this offering. Therefore, we will have broad discretion in how we use such net proceeds, which may include opening additional laser vision correction centers, purchasing additional equipment, marketing our centers and our brand name, completing future strategic acquisitions and for working capital and general corporate purposes.

     CERTAIN SHAREHOLDERS CONTROL A NUMBER OF SHARES SUFFICIENT TO INFLUENCE CORPORATE ACTIONS.

     Following this offering, Stephen and Sandra Joffe together will beneficially own 24.8% of our outstanding common stock (22.4% if the underwriters' over-allotment options are exercised in full). If these persons acted together, they would have sufficient voting power to influence the outcome of corporate actions submitted to the stockholders for approval and to influence the management and affairs of LCA-Vision, including the election of our Board of Directors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about LCA-Vision, including, among other things:

     - Our belief that the market for laser vision correction is growing,

     - Our strategy to expand through internal growth, through adding new centers and through possible strategic acquisitions,

     - Our belief that substantial increases in marketing and advertising will create higher demand for our laser vision correction services,

     - Our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

     - Our belief that we will be able to conform our operations in all material respects to applicable healthcare laws and obtain any necessary licenses and certificates of need,

     - General economic and business conditions, both nationally and in our markets,

     - Our belief that our systems and those of our key vendors will be fully Year 2000 compliant before the end of 1999, and

     - Other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to LCA-Vision, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to LCA-Vision from the sale of common stock in the offering, assuming a public offering price of $10.5625 per share, and $119,531 from the exercise of stock options by a selling stockholder, are estimated to be $52.6 million after deducting underwriting discounts and commissions and estimated offering expenses of $365,000 of LCA-Vision. We will not receive any proceeds from the sale of shares by the selling stockholders. We intend to use these net proceeds as follows:

     - To open additional laser vision correction centers,

     - To purchase additional equipment,

     - To extensively market our centers and the LCA-Vision brand name,

     - To fund possible future strategic acquisitions, and

     - To provide working capital and for general corporate purposes.

     We currently have no agreements or understandings with respect to any material future acquisition. We will have broad discretion in how to use our net proceeds. Until we use the proceeds for business purposes, we intend to temporarily invest our net proceeds from this offering in short-term, investment-grade, interest-bearing securities or obligations of or guaranteed by the U.S. government.

                          PRICE RANGE OF COMMON STOCK

     Since 1996 our common stock has been included for quotation in the Nasdaq SmallCap Market under the symbol "LCAV". The following table sets forth the high and low sale prices of the common stock as reported by the Nasdaq SmallCap Market.

                                                                PRICE RANGE
                                                             -----------------
                                                              HIGH       LOW
                                                             -------    ------
1997
First Quarter..............................................  $ 6.875    $2.375
Second Quarter.............................................    7.125     2.688
Third Quarter..............................................    3.875     2.750
Fourth Quarter.............................................    3.625     1.000
1998
First Quarter..............................................  $ 2.125    $0.844
Second Quarter.............................................    4.156     1.688
Third Quarter..............................................    3.500     1.250
Fourth Quarter.............................................    1.500     1.000
1999
First Quarter..............................................  $ 4.000    $1.375
Second Quarter (through June 4, 1999)......................   12.750     3.688

     On June 4, 1999, the last reported sale price of the common stock on the Nasdaq SmallCap Market was $10.5625 per share. As of such date, there were approximately 3,150 holders of record of the common stock. Application has been made for quotation in the Nasdaq National Market following this offering.

                                DIVIDEND POLICY

     We have not declared or paid, and we do not anticipate declaring or paying any dividends on our common stock in the near future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including:

     - Our financial condition,

     - Results of operations,

     - Contractual restrictions,

     - Capital requirements,

     - Business prospects, and

     - Any other factors the board of directors deems relevant.

     In addition, under our existing credit agreement with our bank, we are not permitted to pay dividends without first obtaining the bank's consent.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of LCA-Vision as of March 31, 1999 and as adjusted to reflect this offering and the application of the estimated net proceeds to LCA-Vision assuming a public offering price of $10.5625 per share and $119,531 from the exercise of options by a selling stockholder. See "Use of Proceeds." The following table should be read in conjunction with LCA-Vision's consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

                                                                  MARCH 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  7,199     $ 59,766
Certificate of deposit......................................     2,100        2,100
Debt maturing in one year...................................       649          649
Total debt, excluding current portion.......................       642          642
Shareholders' investment:
  Common stock $.001 par value: authorized 110,000,000
     shares, 45,281,950 (50,566,973 as adjusted) issued and
     outstanding(1).........................................       109          114
  Preferred stock First and Second Interim Series Class B,
     par value $.001, 7% dividend rate, 12.6 shares issued
     and outstanding, liquidation preference of
     $1,200,000.............................................     2,500        2,500
  Contributed capital.......................................    47,485      100,047
  Treasury stock and foreign currency translation
     adjustment.............................................       (25)         (25)
  Accrued preferred stock dividend..........................      (403)        (403)
  Accumulated (deficit).....................................   (23,949)     (23,949)
                                                              --------     --------
Total shareholders' investment..............................    25,717       78,284
                                                              --------     --------
Total capitalization........................................  $ 26,359     $ 78,926
                                                              ========     ========

---------------

(1) Excludes 4,707,792 shares reserved for issuance upon exercise of options, warrants and convertible preferred stock as of March 31, 1999.

                                    DILUTION

     Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of the total tangible assets less total liabilities of LCA-Vision, divided by the number of shares of common stock outstanding. At March 31, 1999, LCA-Vision had a net tangible book value of $17.0 million or $0.38 per share of common stock. After giving effect to the sale of 5,000,000 shares of common stock offered by LCA-Vision at an assumed public offering price of $10.5625 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses of LCA-Vision, and adding $119,531 from the exercise of options to purchase 100,000 shares of common stock by a selling stockholder, the pro forma net tangible book value of LCA-Vision at March 31, 1999 would have been $69.6 million or $1.38 per share. This represents an immediate increase in such net tangible book value of $1.00 per share to existing shareholders and an immediate and substantial dilution of $8.18 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price......................................    $10.56
  Net tangible book value as of March 31, 1999..............  $0.38
  Increase attributable to new investors....................   1.00
                                                              -----
Pro forma net tangible book value after this offering..............      1.38
                                                                       ------
Dilution in pro forma net tangible book value to new investors.....    $ 8.18
                                                                       ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statement of operations data set forth below for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998 are derived from the respective audited consolidated financial statements of LCA-Vision which are included in this prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1994 and 1995 and the balance sheet data at December 31, 1994, 1995 and 1996 are derived from the audited financial statements of LCA-Vision which are not included or incorporated by reference in this prospectus. The following summary interim financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited and are derived from the interim financial statements included in this prospectus. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for interim periods are not indicative of results for a full year. The data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                        YEAR ENDED                            THREE MONTHS
                                                                       DECEMBER 31,                         ENDED MARCH 31,
                                                   ----------------------------------------------------    ------------------
                                                   1994(1)    1995(1)     1996       1997        1998       1998       1999
                                                   -------    -------    -------    -------    --------    -------    -------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
 Laser refractive surgery........................  $    --    $   707    $ 3,715    $12,917    $ 32,963    $ 6,446    $13,389
 Surgery management contracts and other..........   16,932     12,944     10,045      4,677       2,237        763        478
                                                   -------    -------    -------    -------    --------    -------    -------
   Total revenues................................   16,932     13,651     13,760     17,594      35,200      7,209     13,867
Operating costs and expenses:
 Medical professional and license fees...........       --         --        795      4,489      13,700      2,656      6,015
 Direct costs of services........................    7,291      5,981      6,937      8,237      10,763      2,819      2,556
                                                   -------    -------    -------    -------    --------    -------    -------
   Total operating costs and expenses............    7,291      5,981      7,732     12,726      24,463      5,475      8,571
Expenses:
 General and administrative expenses.............    6,625      6,305      7,327      8,006      10,144      2,093      2,970
 Depreciation and amortization...................    1,247      1,042      1,597      2,511       3,521      1,055        712
 Other...........................................       --         --        225        162          --         --         --
 Restructuring provision.........................       --         --         --      1,100      10,500         --         --
                                                   -------    -------    -------    -------    --------    -------    -------
   Total expenses................................    7,782      7,347      9,149     11,779      24,165      3,148      3,682
                                                   -------    -------    -------    -------    --------    -------    -------
Operating income (loss)..........................    1,769        323     (3,121)    (6,911)    (13,428)    (1,414)     1,614
Equity in earnings (losses) from unconsolidated
 businesses......................................      108         40       (906)       (27)        354         56        323
Interest expense.................................      132        309        770      1,140         786        344         93
Interest income..................................       54        158         89        216         441        112        147
Other income (expense)...........................     (102)        10        651         77         358         25       (277)
                                                   -------    -------    -------    -------    --------    -------    -------
Income (loss) before taxes on income.............    1,697        222     (4,057)    (7,785)    (13,061)    (1,565)     1,714
Taxes on income..................................       --         44         --         68         157         28         --
                                                   -------    -------    -------    -------    --------    -------    -------
Net income (loss)................................    1,697        178     (4,057)    (7,853)    (13,218)    (1,593)     1,714
                                                   -------    -------    -------    -------    --------    -------    -------
Dividends to preferred shareholders..............       --         --         --        183         518         43         84
                                                   -------    -------    -------    -------    --------    -------    -------
Income (loss) available to common shareholders...  $ 1,697    $   178    $(4,057)   $(8,036)   $(13,736)   $(1,636)   $ 1,630
                                                   =======    =======    =======    =======    ========    =======    =======
Income (loss) per common share:
 Basic...........................................                        $ (0.21)   $ (0.30)   $  (0.36)   $ (0.04)   $  0.04
                                                                         =======    =======    ========    =======    =======
 Diluted.........................................                        $ (0.21)   $ (0.30)   $  (0.36)   $ (0.04)   $  0.04
                                                                         =======    =======    ========    =======    =======
Weighted average shares used in computation:
 Basic...........................................                         19,610     26,709      37,669     36,665     43,779
 Diluted.........................................                         19,610     26,709      37,669     36,665     47,082
Pro forma income data(2):
 Net income as reported..........................  $ 1,697    $   178
 Provision for income taxes -- pro forma.........      645         41
                                                   -------    -------
 Proforma net income.............................  $ 1,052    $   137
                                                   =======    =======
Pro forma income per common share:
 Basic...........................................  $  1.05    $  0.02
                                                   =======    =======
 Diluted.........................................  $  1.05    $  0.02
                                                   =======    =======
Pro forma weighted average shares used in
 computation -- basic and diluted................    1,000      5,659

SELECTED OPERATING DATA:
 Laser vision correction procedures performed:
   Wholly-owned centers..........................       --        513      2,663      7,748      19,791      3,887      7,591
   Including affiliates..........................      964      1,459      3,620      9,715      23,080      4,450      9,064

                                                          DECEMBER 31,                                MARCH 31,
                                       ---------------------------------------------------    -------------------------
                                        1994       1995       1996       1997       1998      ACTUAL     AS ADJUSTED(3)
                                       -------    -------    -------    -------    -------    -------    --------------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........  $ 1,861    $ 2,587    $   724    $ 2,780    $ 6,496    $ 7,199       $59,766
  Cash held in escrow................       --         --         --      5,900         --         --            --
  Working capital (deficit)..........    3,939      3,280     (3,187)    (1,698)     3,577      4,042        56,609
  Certificate of deposit.............       --         --         --         --      2,100      2,100         2,100
  Total assets.......................   11,035     13,526     13,481     44,527     31,377     31,840        84,810
  Debt maturing in one year..........       52        351        824     10,182        787        649           629
  Total debt, excluding current
    portion..........................    1,864      8,477      6,423      2,850      4,224      2,142         2,142
  Accumulated earnings
    (deficit)(4).....................    7,502       (535)    (4,592)   (12,446)   (25,664)   (23,949)      (23,949)
  Total shareholders' investment.....    7,998      2,619      1,198     26,714     23,199     25,717        78,926

---------------

(1) On September 25, 1995, LCA-Vision Inc. merged with Laser Centers of America, Inc. At the time of the merger, two shareholders owned an aggregate of 92% of the outstanding voting stock of LCA-Vision and 100% of Laser Centers of America. LCA-Vision was inactive and non-operational at the time of the merger. The financial data for 1994 and 1995 reflect the historical financial position and results of operations for Laser Centers of America, except for shareholders' investment, which has been restated to show the capital structure of LCA-Vision at the time of the merger.

(2) Prior to the merger, Laser Centers of America elected to be taxed as a subchapter S corporation. Income tax liabilities, other than certain state and local income taxes, were included in the tax returns of its shareholders. Pro forma statement of operations data for 1994 and 1995 reflects the adjustments to the historical information assuming that the conversion to a C corporation had taken place effective January 1, 1994. The provision for income taxes represents an effective tax rate of 38%.

(3) As adjusted gives effect to this offering and the application of the estimated net proceeds to LCA-Vision assuming a public offering price of $10.5625 and $119,531 for the exercise of options by a selling stockholder.

(4) Immediately prior to the merger, $6.4 million was distributed to the shareholders. This distribution represented a portion of the subchapter S corporation earnings previously included in their taxable income. The shareholders used the proceeds to acquire $2.0 million of LCA-Vision common stock and to loan the remainder to LCA-Vision.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with the "Selected Consolidated Financial Data" and the accompanying financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     We are a leading developer and operator of stand-alone laser vision correction centers. Our laser vision correction centers provide the facilities, equipment and support services for performing vision correction procedures using state-of-the-art laser technologies. The VISX Star S2 laser, which we have in each of our U.S. centers, can be used for correcting nearsightedness, farsightedness and astigmatism. Substantially all of the revenues from our laser vision correction procedures are derived from our U.S. centers. We also manage multi-specialty laser surgery programs at medical facilities on a contract basis, although we intend to substantially decrease our activity in this area.

     Our sources of revenue are:

     - Laser refractive surgery, including fees for procedures performed at our wholly-owned centers, and

     - Other, including management fees for operating laser vision correction centers of investees, contractual fees for managing multi-specialty laser surgery programs at hospitals, marketing and education program fees, and miscellaneous sources.

     Our operating costs and expenses consist of:

     - Medical professional and license fees, including fees collected by us for the ophthalmologists performing laser vision correction and the license fee of $260 per procedure paid to VISX,

     - Direct costs of services, including center rent and utilities, equipment lease and maintenance costs, surgical supplies, center staff expense and costs related to other revenue,

     - General and administrative, including marketing and advertising, headquarters staff expense, and other overhead costs, and

     - Depreciation and amortization, including periodic charges to income for the costs of equipment and intangible assets recorded in the balance sheet.

RESULTS OF OPERATIONS

     On August 18, 1997, we purchased 100% of the issued and outstanding common stock of Refractive Centers International, Inc., then a majority-owned subsidiary of Summit Technology, Inc., for 17,065,579 shares of our common stock. The acquisition was accounted for under the "purchase" method of accounting, as described in Accounting Principles Board Opinion No. 16 and interpretations thereof. The results of operations for the year ended December 31, 1997 include the revenues and expenses of Refractive Centers International subsequent to August 18, 1997.

SOURCES OF REVENUES

     The table below summarizes our sources of revenue and their annual growth or decline:

                                                      1996       1997       1998
                                                     -------    -------    -------
                                                        (DOLLARS IN THOUSANDS)
Laser refractive surgery...........................  $ 3,715    $12,917    $32,963
  Growth rate......................................      N/A        248%       155%
Surgery management contracts.......................  $ 4,665    $ 3,064    $ 1,496
  Growth rate......................................      -30%       -34%       -51%
Other..............................................  $ 5,380    $ 1,613    $   741
  Growth rate......................................      -23%       -70%       -54%
          Total....................................  $13,760    $17,594    $35,200

  LASER REFRACTIVE SURGERY

     Laser refractive surgery revenue generally includes three components: facility fees, royalty fees and medical professional fees. Certain states prohibit us from practicing medicine, employing physicians to practice medicine on our behalf or employing optometrists to render optometry services on our behalf. Revenues and direct costs from centers in such states do not include the medical professionals' fee component. The contribution from laser refractive surgery procedures for each of the three years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999 were:

                                                                      QUARTERS ENDED
                                       YEARS ENDED DECEMBER 31,          MARCH 31,
                                     ----------------------------    -----------------
                                      1996      1997       1998       1998      1999
                                     ------    -------    -------    ------    -------
                                                  (DOLLARS IN THOUSANDS)
Revenue............................  $3,715    $12,917    $32,963    $6,446    $13,389
Direct costs.......................   3,818     10,790     23,625     5,154      8,526
Contribution.......................    (103)     2,127      9,338     1,292      4,863

     Our results of operations in any period are significantly affected by the number of laser vision correction procedures performed.

     The following table illustrates the growth of laser vision correction procedures performed at our centers. Combined procedures include those performed at investee centers. We record the results of our investee centers using the equity method, which means that our financial statements include a percentage of these centers' earnings or losses equal to our ownership percentage.

                                          WHOLLY-OWNED                 COMBINED
                                     -----------------------    -----------------------
                                     1997     1998     1999     1997     1998     1999
                                     -----    -----    -----    -----    -----    -----
First quarter......................    979    3,887    7,591    1,443    4,450    9,064
Second quarter.....................  1,506    4,891             2,078    5,737
Third quarter......................  2,375    5,327             2,794    6,102
Fourth quarter.....................  2,888    5,686             3,400    6,791

  OTHER

     Revenue declined because we reduced the extent to which we provide management services for multi-specialty surgery programs at hospitals due to the difficult business environment. Renewal of our contracts with hospital providers became increasingly difficult due to price pressures and a lengthening sales cycle. Hospital providers and other entities were being driven to reduce costs and scaleback their operations, sometimes including the programs that we managed. In addition, budget reductions at the facilities reduced the marketing and education programs, key elements to a successful surgery program.

EXPENSES

  QUARTER ENDED MARCH 31, 1999 COMPARED TO QUARTER ENDED MARCH 31, 1998

     Medical professional and license fees: The increase of $3.4 million is a direct result of the increase in procedures performed at our wholly-owned centers. These costs comprise a significant portion of the total costs of a laser vision correction procedure.

     Direct costs of services: These costs decrease as a percentage of revenue because our costs represent, for the most part, the fixed costs of a laser vision correction center. These costs decreased in 1999 compared to 1998 because 1998 includes the costs of eight centers which were closed later in the year.

     General and administrative: These costs increased $877,000, although as a percentage of revenues they decreased by approximately eight percentage points to 21% of total revenues. The increase is due in part to the increased costs associated with our patient financing options.

     Depreciation and amortization: The decrease results primarily from the write-off of goodwill and leasehold improvements and the write-down of idled lasers to their net realizable values announced in the second quarter of 1998.

     Non-operating income and expenses: Our share of the profits of unconsolidated affiliates is recorded in equity of earnings of unconsolidated affiliates. The increase of $267,000 is due to the increased profitability of these affiliates. Interest expense decreased due to the significant reduction in debt. Interest income increased because we had cash to invest in overnight cash equivalents. Other expense in 1999 includes a $325,000 expense associated with the issuance of 165,076 shares of our common stock to certain majority holders of our 6% Series B-1 Convertible Preferred Stock in exchange for these holders waiving their option to purchase an additional $5.0 million of convertible preferred stock.

     We generated positive cash flow from operations for the quarter ended March 31, 1999. This was sufficient to finance our capital expenditures and debt repayment in the quarter.

     Our operating income of $1.6 million for the quarter, together with non-cash items appearing in the Statement of Operations, resulted in positive cash flow before working capital items of $2.3 million. Proceeds from option exercises were $279,000 for the quarter.

     Our $8.0 million credit facility has $7.0 million available for borrowing. $1.0 million of the facility is being used to secure letters of credit and operating leases with an affiliate of our lender. We had a cash balance of $7.2 million at March 31, 1999. We also have a $2.1 million certificate of deposit recorded as a long-term asset that matures on June 30, 2000. This instrument pays interest at a rate of 5.7% per annum.

     During the quarter all of the outstanding shares of our Series B-1 Convertible Preferred Stock and accrued dividends thereon were converted into shares of our common stock. Beginning April 1, 1999, we no longer accrue dividends for this stock. Our repayment of the term loan during March 1999 will result in interest savings of approximately $40,000 and principal payments of $35,000 per quarter.

     At December 31, 1998 we had NOLs for federal and state income tax purposes of $35.3 million which expire in varying amounts from 2012 through 2019. Approximately $15.0 million of this amount were acquired when we bought Refractive Centers International, Inc. in August 1997 and their use is subject to limitation under Section 382 of the Internal Revenue Code. These operating losses are available to offset future taxable income.

     We have approximately $15.0 million of deferred tax assets which, because of our operating losses, we could not record as a benefit in our statement of operations and a valuation allowance was necessary. If our profitability continues, we will be able to reduce the valuation allowance. A reduction of the valuation allowance is generally shown in the statement of operations as a reduction of income tax expense.

     Regardless of when the reduction in the valuation reserve is recognized in the statement of operations, the utilization of the NOLs will substantially reduce our cash obligation for payment of income taxes otherwise due over the next several years.

  1998 COMPARED TO PRIOR YEARS

     The increase in direct operating expenses is primarily a result of the expansion of our laser vision correction business. Direct operating expenses comprise the significant fixed costs of performing the procedure as well as the costs of maintaining a facility. Certain of these costs will become a lesser percentage of revenue as procedure volume increases. Direct operating expenses related to other sources of revenue are more variable and fluctuate generally with levels of revenue.

     We now have VISX Star S2 lasers in all of our U.S. centers. The VISX excimer lasers are leased and the monthly payments are recorded as direct operating expense.

     Depreciation and amortization increased in 1998 compared to 1997 due to the increase in goodwill and property and equipment, primarily equipment, for the laser vision correction centers acquired from Summit.

     During the second quarter of 1998, we implemented a plan to restructure operations by closing seven of our centers, primarily acquired centers. Costs associated with the restructuring include $7.3 million related to the write-off of goodwill and leasehold improvements and $677,000 for the accrual of lease terminations and employee severance costs. As a result of the closings, we have certain excimer lasers in storage. The restructuring provision also includes $2.5 million related to the write-down of these excimer lasers to their net realizable value. The balance of the accrual at December 31, 1998 was $748,000 and relates to facility rent and severance.

     Equity in income from unconsolidated businesses increased because of their increased profitability. Interest expense decreased due to significant reduction in debt. Interest income increased because we had cash to invest in overnight cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

  QUARTER ENDED MARCH 31, 1999 COMPARED TO PRIOR QUARTERS

     Our primary sources of liquidity for the next year are expected to be:

     - Net proceeds from this offering,

     - Cash generated from operations,

     - Proceeds from the exercise of stock options, and

     - Credit facility and lease financing, as necessary.

     The ability to fund our marketing and advertising program and planned capital expenditures will depend on our future performance, which to a certain extent, is subject to general economic, competitive, legislative, regulatory and other factors that are beyond our control. Based upon our current level of operations and anticipated revenue growth, we believe that cash flow from operations and available cash, together with the net proceeds of this offering and available borrowings under the credit facility from The Provident Bank will be adequate to meet these needs.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO PRIOR YEARS

     On May 11, 1998, we issued 10,000 shares of 6% Series B-1 Convertible Preferred Stock for $10.0 million. Each share has a par value of $0.001 per share and a stated value of $1,000 per share. The net proceeds from this issuance, approximately $9.5 million, were used for general corporate purposes, including debt reduction. At December 31, 1998, 4,298 shares of Convertible Preferred Stock and accrued dividends of $117,000 were converted into 4,088,856 shares of common stock.

     On June 29, 1998, we entered into an $8.0 million credit facility with Provident. In addition, we repaid the borrowings from, and terminated our credit relationship with The Fifth Third Bank. The new credit facility, as amended, matures on June 30, 2000 and bears interest at 1/2% above Provident's prime rate. Interest on borrowings under the line of credit is payable monthly. The facility is collateralized by a blanket lien on all of our assets, including a mortgage on the headquarters building.

     The facility can be used to support letters of credit totaling not more than $2.0 million. Availability under the facility will be reduced in an amount equal to the capital costs financed under a lease facility provided by Information Leasing Corporation, an affiliate of Provident. The lease facility maximum is $2.5 million. In addition, we have the option to convert up to $3.5 million of borrowings under the facility to a term loan basis. On August 21, 1998 we borrowed $2.1 million from Provident under the credit facility on a term loan basis. The loan bears interest at 7.45% and requires monthly installments of $12,000 plus interest until June 30, 2000 at which time the remaining principal balance of $1.7 million becomes payable. The proceeds were used to purchase a certificate of deposit from Provident that matures on June 30, 2000. The certificate of deposit is recorded in other assets and interest is paid monthly at 5.7%.

     The credit facility also supports letters of credit and leased assets totaling $1.1 million at December 31, 1998. The credit facility, for which there is no formal compensating balance, requires us to pay a commitment fee of .25% based on the unused portion. At December 31, 1998 we had $4.9 million available to us under the credit facility.

     We are required to maintain certain financial ratios and amounts for the credit facility to be available for our use.

     On November 3, 1998 we received notice that the FDA had approved the VISX Star S2 laser to treat farsightedness (hyperopia). The VISX Star S2 laser, which we have in each of our U.S. centers, can now treat nearsightedness, farsightedness and astigmatism. Management believes that our ability to treat these disorders will result in increased procedures and profitability.

YEAR 2000 ISSUE

     Generally, application programs have used two-digit fields to define the applicable year, rather than four-digit fields. Programs that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This misinterpretation of the year could result in an incorrect computation or computer shutdown.

     We have completed an assessment of our computer software and hardware for compliance with Year 2000 and have determined that all business critical systems are compliant. Business critical systems include financial reporting systems and all lasers utilized in our centers. Costs associated with the assessment were internal costs, were expensed as incurred and were immaterial. We have not verified or tested compliance with our telemarketing information system because we are in the process of purchasing a new telemarketing system that will be Year 2000 compliant and installed and operational by September 30, 1999. The cost of this new system will be included in our capital expenditures or leased. We do not expect the cost to exceed $200,000.

     We have also completed an assessment of external risks and third party risks associated with Year 2000. Although management does not believe that such risks are significant, the loss of power or other telecommunication link difficulties could disrupt our operations.

                                    BUSINESS

THE U.S. EYE CARE INDUSTRY

     More than 160 million Americans, or approximately 60% of our nation's population, require eyeglasses or contact lenses to correct common refractive vision disorders and over 100 million Americans purchased eyewear in 1998. These consumers, with a median age of approximately 35 years old, spent a total of approximately $16 billion during 1998 on eyeglasses, contact lenses and other corrective lenses. Consumers purchased retail optical goods through three main retail channels: (1) independent ophthalmologists, optometrists and opticians, which accounted for 63% of sales, (2) retail chains, which accounted for 35% of sales and (3) health maintenance organizations, which accounted for 2% of sales.

COMMON REFRACTIVE VISION DISORDERS

     The population segment described above usually suffers from one or more refractive vision disorders, which result from improper curvature of the cornea as related to the size and shape of the eye. If the cornea's curvature is not precisely correct, it cannot properly focus the light passing through it onto the retina, and the viewer will see a blurred image. The three most common refractive vision disorders are:

     - Myopia (nearsightedness) -- images are focused in front of the retina, resulting in the blurred perception of distant objects

     - Hyperopia (farsightedness) -- images are focused behind the retina, resulting in the blurred perception of near objects

     - Astigmatism -- images are not focused on any point due to the varying curvature of the eye along different axes

LASER VISION CORRECTION PROCEDURES

     Laser vision correction procedures are designed to reshape the outer layers of the cornea to correct refractive vision disorders by changing its curvature with an excimer laser, which eliminates or reduces the need for corrective lenses. The excimer laser used in our U.S. centers is manufactured by VISX and is currently approved to treat nearsightedness of up to -12 diopters with astigmatism of up to -4 diopters, and farsightedness of up to +6 diopters.

     There are currently two outpatient procedures that use the excimer laser to correct common refractive vision disorders: Laser In-Situ Keratomileusis ("LASIK") and Photorefractive Keratectomy ("PRK"). In the case of both LASIK and PRK, prior to the procedure, an assessment is made of the correction required to program the excimer laser. The software of the excimer laser then calculates the optimal number of pulses needed to achieve the intended correction using a specially developed algorithm. An eyelid holder is inserted to prevent blinking and topical anesthetic eye drops are applied. The patient reclines in a chair, eyes focused on a fixed target, while the ophthalmologist positions the patient's cornea for the procedure. The excimer laser emits energy in a series of pulses with each pulse lasting only several billionths of a second. High-energy ultraviolet light produced by the excimer laser creates a "non-thermal" process known as ablation, which removes tissue and reshapes the cornea without damaging adjacent tissue. The amount of tissue removed depends upon the degree of the vision disorder being corrected. Following the procedure, the front surface of the eye is flatter when corrected for nearsightedness and steeper when corrected for farsightedness. In effect, the change made in the middle or periphery of the cornea is translated to the front surface of the cornea which results in vision correction. A series of patient follow-up visits are scheduled with an optometrist or ophthalmologist to monitor the corneal healing process, to verify that there are no complications and to test the correction achieved by the laser vision correction procedure. The typical procedure takes 15 to 30 minutes from set-up to completion. The excimer laser is generally used for less than 40 seconds.

     LASIK. LASIK came into commercial use in Canada in 1994 and in the U.S. in 1996. Currently, the majority of laser vision correction procedures are LASIK since it is believed that LASIK generally allows for:

     - More precise correction than PRK for higher levels of myopia and hyperopia (with or without astigmatism),

     - Greater predictability of results,

     - Shorter patient recovery times and less discomfort, and

     - Decreased possibility of corneal regression.

     In LASIK, an FDA-approved automated microsurgical instrument called a microkeratome is used to create a thin corneal flap, which remains hinged to the eye. Patients do not feel or see the cutting of the corneal flap, which takes only a few seconds. The corneal flap is then laid back and excimer laser pulses are applied to the exposed surface of the cornea to treat the eye according to the patient's prescription. The corneal flap is then folded back to its original position and inspected to ensure that it remains secured in position by the natural suction within the cornea. Because the surface layer of the cornea remains intact with LASIK, no bandage contact lens is required and the patient experiences minimal discomfort. LASIK has the advantage of more rapid recovery than PRK, with most patients seeing well enough to drive a car the next day and healing completely within one to three months. The LASIK procedure allows an ophthalmologist to treat both eyes of a patient during the same visit.

     PRK. PRK has been used commercially since 1985. In PRK procedures, the ophthalmologist removes the thin layer of cells covering the outer surface of the cornea (the epithelium), rather than creating a corneal flap, in order to apply the excimer laser pulses to the surface of the cornea. Following the PRK procedure, a contact lens bandage is placed on the eye to protect it. The patient typically experiences discomfort for up to 24 hours and blurred vision for up to 72 hours until the epithelium heals. To assist in alleviating discomfort and to promote corneal healing, an ophthalmologist generally will prescribe certain topical pharmaceuticals. Although a patient usually experiences substantial improvement in clarity of vision within a few days following the procedure, it usually takes one to three months for the full benefit of the PRK procedure to be realized. Patients usually have one eye treated in one visit and the second eye treated at a later visit.

THE LASER VISION CORRECTION MARKET

     In 1995, the FDA approved the first laser to perform laser vision correction procedures in the U.S. Currently, laser vision correction is the most rapidly growing surgical procedure in the U.S. with an estimated 480,000 procedures performed in 1998, an increase of 110% over the 215,000 procedures performed in 1997. Industry analysts forecast approximately 800,000 procedures will be performed in 1999 and 1.2 million procedures will be performed in 2000 indicating annual growth rates of 70% and 50%, respectively. Laser vision correction is an elective, private pay procedure performed on an outpatient basis.

105                                                                             '1996'
---                                                                             ------
215                                                                               '1997'
480                                                                               '1998'
800                                                                              '1999E'
1200                                                                             '2000E'

     The rapid growth of laser vision correction procedures performed in the U.S. is attributable to:

     - Word of Mouth -- As the number of procedures performed increases, so does the number of patients able to attest to the benefits of laser vision correction.

     - Improved Procedure -- The LASIK procedure results in immediate improvement, minimal patient discomfort and recovery in a matter of days.

     - Expanded Applications -- The excimer laser is now approved to treat the three most common types of refractive vision disorders: nearsightedness, farsightedness and astigmatism.

     - Demographic Trends -- Deteriorating eyesight experienced by aging baby boomers is anticipated to create increased demand for eye care services, including laser vision correction.

OUR LASER VISION CORRECTION CENTERS

     We currently operate 22 laser vision correction centers, 19 of which are located in metropolitan markets throughout the United States, two of which are in Canada and one of which is in Europe. Our centers are supported by our fully credentialed network of approximately 760 ophthalmologists and 1,460 optometrists who perform laser vision correction procedures, pre-procedure evaluations and post-procedure follow-ups. Over 60,000 laser vision correction procedures have been performed at our centers since inception in 1991. Approximately 90% of the laser vision correction procedures performed in our centers today are LASIK.

     At our laser vision correction centers, we strive to meet the needs of our customers which include the ophthalmologists and optometrists, and the patient.

     WE PROVIDE OUR OPHTHALMOLOGISTS AND OPTOMETRISTS WITH:

     State-of-the-art equipment and facilities. We provide our ophthalmologists with the facilities, equipment and support services necessary to perform vision correction procedures using state-of-the-art laser technologies. Our ophthalmologists are able to focus on treating patients and are not burdened by the financial, management, administrative, maintenance and regulatory requirements associated with establishing and operating a laser vision correction center. Our laser vision correction centers typically include one or more laser procedure rooms, private examination rooms and patient waiting areas. Each center in the U.S. is equipped with a VISX Star S2 laser in addition to corneal topography instruments, ophthalmic examination equipment, computer systems and standard office equipment.

     Trained technicians and support staff. Staffing at our laser vision correction centers depends on the procedure volume at a particular center. All of our centers are generally staffed with a center director, a technician and an office manager. The center director typically has a medical background and is responsible for the clinical management of the center including programming the excimer laser for procedures. The technician assists the ophthalmologists during the laser vision correction procedure and provides support services such as sterilization of surgical instruments. The technician is certified by both the excimer laser manufacturer and the microkeratome supplier. The office manager is responsible for day-to-day operations of the center, including patient administration, billing, scheduling and supply re-ordering. In addition, most centers are assigned a medical support director who works with our center director to support our network of ophthalmologists and optometrists, recruit additional ophthalmologists and optometrists, and assist in developing laser vision correction programs.

     Access to an expanded patient population. We have helped many of our ophthalmologists and optometrists develop laser vision correction practices through our strong marketing efforts which identify and capture potential new patients. We coordinate our efforts with our ophthalmologists to customize marketing programs using the ophthalmologist's name in media advertisements and when answering toll-free phone inquiries. We market each ophthalmologist's laser vision correction services directly to the consumer through radio, direct mail and print advertisements, videos, brochures and seminars.

     Opportunities for incremental income. Each laser vision correction procedure (one eye) yields a procedure fee for the ophthalmologist. Ophthalmologists and optometrists who perform pre-procedure evaluations or post-procedure follow-ups also receive a professional fee for such services. These procedure and professional fees represent for our ophthalmologists and optometrists an incremental source of income not subject to managed care or government reimbursement.

     Clinical training programs for new procedures and techniques. We strive to be the leader in clinical training programs, to educate our network of ophthalmologists and optometrists on laser vision correction, and to remain current with new procedures and techniques. We provide our ophthalmologists with live on-site procedure demonstrations and hands-on laser vision correction training. In addition, certain centers are involved in pre-FDA evaluation of new procedures and expanded applications for vision correction.

     WE PROVIDE OUR PATIENTS WITH:

     Convenient access to highly credentialed ophthalmologists and optometrists. We focus on recruiting leading ophthalmologists and optometrists who have a reputation for providing quality eye care within their respective markets. Our ophthalmologists have completed extensive FDA-mandated training and also have met our rigorous qualification criteria, including an extensive review of state licensure, Board certification, malpractice insurance and history, procedure experience and clinical outcomes. In addition, all newly-recruited ophthalmologists are placed under the supervision of a more experienced laser vision correction ophthalmologist to closely monitor clinical outcomes and patient satisfaction.

     Treatment environments designed to enhance customer satisfaction. Our centers are designed to create a patient friendly environment and reduce any anxiety associated with laser vision correction. Each center has an aesthetically pleasing and comfortable waiting area for patients and our center staff is focused on addressing each patient's needs. In addition, each center provides consultation areas where the patient and center staff can discuss procedures and financing alternatives in a private setting.

     Educational consultations and materials. The education process begins with our initial contact with the patient. All of our educational materials focus on information regarding vision correction procedures. Our call center personnel are trained to answer questions regarding procedures and have access to both an ophthalmologist to address more difficult inquiries and past patients to relate procedure experiences. Once in the center, potential patients receive a consultation focused on educating the patient on vision correction procedures, how the procedure corrects the specific refractive vision disorder that the patient presents and what results the patient should expect after the procedure. Patients are given written materials and can view a video of the procedure or witness an actual procedure during their initial visit. We believe that an educated patient has realistic expectations and is therefore more satisfied with procedure results.

     Regularly scheduled post-procedure follow-ups. We strive towards 100% patient satisfaction and have established a "Continuum of Care" program which assures that the level of vision correction agreed to by the patient and the ophthalmologist is achieved. We schedule post-procedure follow-ups with patients to monitor procedure results and in those very few instances when the desired correction is not achieved in the initial procedure, the patient receives a no-cost enhancement. The results of an internally-prepared study of 2,072 procedures performed at our U.S. centers indicated that, of those procedures with at least six months of follow-up, 83% of the eyes were corrected to between 20/15 and 20/25 and 97% were corrected to at least 20/40.

     Affordable financing alternatives. Because laser vision correction procedures are elective and generally not reimbursable by third party payors, we offer patients several financing alternatives and in certain circumstances promotional discounts. Customers can pay for the procedure with cash, personal check, bank check, money order or credit card. In addition, we make available multiple payment plans offered by an unaffiliated finance company. We also provide information regarding installment plans, insurance coverage, home equity loans and payment through employer flexible benefit plans. In the majority of the procedures financed, we bear no credit risk.

OUR BUSINESS STRATEGY

     We intend to increase penetration and market share in our current markets and expand into contiguous markets. The key elements of our business strategy include:

     Developing and implementing innovative direct marketing campaigns. Our marketing programs seek to reinforce the LCA-Vision brand name in addition to raising awareness concerning laser vision correction and promoting our centers and network of ophthalmologists and optometrists. We direct patient marketing efforts to three potential sources: our network's patient base, other eye care and medical professionals' patients and consumers in general. In each market, we target a specific demographic group within each of these potential populations that we believe is most likely to be interested in laser vision correction. These direct marketing programs include print, television and direct mail campaigns as well as brochures, videos and seminars. Our broader public relations and advertising efforts rely on radio spots and placement of news stories in various media to highlight the opening of new centers or the availability of laser vision correction services within a specific market. In most advertisements, prospective patients are provided a toll-free number to contact our call center representatives who screen prospective patients and record patient names and information into our centralized computer system for future mailings. We coordinate our call center efforts with our network of ophthalmologists and optometrists by answering calls and customizing follow-up brochures using a local network ophthalmologist's or optometrist's name. Once patient information has been recorded, our representatives schedule eye evaluation appointments for prospective patients with a local network ophthalmologist or optometrist to determine whether the prospective patient is a candidate for laser vision correction. If a prospective patient elects not to proceed with a laser vision procedure following an initial evaluation, the prospective patient's name is kept on a follow-up mailing list and additional materials are sent out to the patient for a certain period of time.

     Attracting leading ophthalmologists and optometrists. We believe the most effective way to attract leading ophthalmologists and optometrists is to establish ourselves as a leading provider and operator of laser vision correction centers within the eyecare community. We assign a medical support director to each of our markets who is responsible for identifying the leading ophthalmologists and optometrists located within that market. Our medical support director establishes contacts and promotes our laser vision correction services and capabilities through attending professional meetings and conferences, advertisements in trade journals, direct mailings, our web site and newsletters. We then continue to work closely with ophthalmologists and optometrists who have indicated an interest in participating in our laser vision correction programs by educating them as to how to develop their laser vision correction business and providing training and credentialing for the laser vision correction procedure, including pre-procedure evaluations and post-procedure follow-ups.

  Building and operating new laser vision correction centers. We plan to expand our business primarily through the development of new centers in contiguous markets and within existing markets. In evaluating new and current markets for building a laser vision correction center, we first evaluate population demographics, determine the number of existing excimer lasers and interview local ophthalmologists and optometrists to assess interest in developing a laser vision correction center. The targeted market must exhibit a potential for generating break-even procedure volume within the first 6 to 8 months, including the necessary ophthalmologist and optometrist participation to support such levels. We seek to lease 2,000 to 3,000 square feet of space in professional office buildings located in high volume traffic areas. In addition, we have developed standardized center plans and designs to be used in building each new center.

  Acquiring established laser vision correction centers. We will evaluate select acquisition opportunities located in existing and contiguous markets. We perform an extensive evaluation of each potential laser vision correction center's historical operating performance and clinical outcomes and verify all credentialing, licensures and certifications for the ophthalmologists performing procedures. Furthermore, we assess each targeted center's physical structure, geographic location and support staff qualifications. We seek to acquire laser vision correction centers that have established profitability and can benefit from our management and marketing programs.

OUR CENTER LOCATIONS

     Our centers are located in the following U.S. metropolitan and international markets:

Concord, CA
Newport Beach, CA
San Bernardino, CA
San Jose, CA
Torrance, CA
Clearwater, FL
Schaumburg, IL
Annapolis, MD*
Baltimore, MD*
Bethesda, MD
Edina, MN
Charlotte, NC
Albany, NY
Amherst, NY
Centerville, OH
Cincinnati, OH
Columbus, OH
Holland, OH
Falls Church, VA
Ft. Erie, Ontario, Canada
Willowdale, Ontario, Canada
Helsinki, Finland*

---------------

* We do not wholly-own these centers. They are owned by joint ventures in which we have a substantial ownership interest.

PROCEDURE VOLUME

     Approximately 90% of the procedures performed in our laser vision correction centers in the U.S. for the three month period ended March 31, 1999 were LASIK procedures. During the same period in 1998, approximately 65% of the procedures were LASIK procedures.

     The table below illustrates the quarterly growth in the number of combined procedures performed in our centers since the first quarter of 1996.

613                                                                               Q1
---                                                                               --
1054                                                                                Q2
864                                                                                 Q3
1089                                                                                Q4
1443                                                                                Q1
2078                                                                                Q2
2794                                                                                Q3
3400                                                                                Q4
4450                                                                                Q1
5737                                                                                Q2
6102                                                                                Q3
6791                                                                                Q4
9064                                                                                Q1

COMPETITION

     Laser vision correction, whether performed at one of our centers or elsewhere, competes with several surgical and non-surgical treatments to correct refractive vision disorders including eyeglasses, contact lenses, other types of refractive surgery (such as radial keratotomy) and corneal implants. In addition, other technologies currently under development may ultimately prove to be more attractive to consumers than laser vision correction.

     We face competition from other providers of laser vision correction. Eye care services in the U.S., including laser vision correction services, are delivered through a fragmented system of local providers, including individual or small groups of opticians, optometrists and ophthalmologists and chains of retail optical stores and multi-site eye care centers. Laser vision correction chains, like LCA-Vision, are a specialized type of multi-site eye care center that primarily provide laser vision correction. Among the laser vision correction center chains, we believe we are one of the largest providers in terms of number of centers in the U.S.

     The market for providing access to excimer lasers is highly competitive. We compete with laser centers operated by other national operators of laser vision correction centers as well as with local operators and ophthalmologists who have purchased their own laser. Other companies which have indicated they intend to operate or already operate laser centers in the U.S. are Clear Vision Laser Centers, Laser Vision Centers, Inc., NovaMed Eyecare, Inc., Omega Health Systems, Inc., Physicians Resource Group, Inc., TLC The Laser Center Inc. and Vision Twenty-One, Inc. In addition, we face competition from companies which own or operate mobile excimer laser facilities which they bring to ophthalmologists on a regularly-scheduled basis, or an as-needed basis, rather than operating fixed site open access centers like ours. Our largest competitor of this type is Laser Vision Centers, Inc. Other companies pursuing this mobile strategy include Omega Health Systems, Inc., and possibly, Nidek, Inc., an excimer laser manufacturer.

     In addition to competition from other chains of laser vision correction centers, we face competition from hospitals, clinics and ophthalmologists, either as sole practitioners or as a group, who practice in the same geographic area as one of the centers. Furthermore, retail optical chains could potentially provide laser vision correction procedures. Certain chains have entered the laser vision correction market. Management believes they have had moderate success and have limited their involvement in the industry. Other retail optical chains are not currently focusing on providing laser vision correction.

EMPLOYEES

     As of May 31, 1999, we had 145 employees, 107 of whom were full-time. None of our employees are subject to a collective bargaining agreement nor have we experienced a work stoppage.

TRADEMARKS

     Our trademarked names have not yet been formally registered. Where the trademark symbol is used, it is our intention to claim a trademark on such names under common law by using the "TM" symbol. The duration of such trademarks under common law is the length of time we continue to use them. In the future, we plan to formally register our trademarks with the U.S. Trademark Office.

GOVERNMENT REGULATION

     Excimer lasers used in the U.S. are regulated by the FDA and cannot be sold in the U.S. until the FDA approves the device. In the U.S., VISX, Summit, Autonomous and Nidek are the only excimer laser manufacturers with FDA approval. Excimer laser manufacturers that obtain FDA approval for use of their excimer lasers are subject to continuing regulation by the FDA, including periodic inspections to determine compliance with regulations. Although the FDA has not sought to regulate ophthalmologists' use of approved and unmodified excimer lasers, it enforces numerous regulations including regulations prohibiting the sale and promotion of excimer lasers for non-indicated uses.

     While excimer lasers are not approved by the FDA for LASIK, ophthalmologists in the U.S., including those affiliated with us and our competitors, have performed LASIK using their discretion as a practice of ophthalmology matter. The FDA may seek to challenge this practice in the future.

     The following is a more detailed description of certain laws and regulations that affect our operations.

  Restrictions on medical devices

     In the U.S., the FDA regulates the manufacturing, labeling, distribution and marketing of medical devices, including excimer lasers and microkeratomes. The excimer lasers and other major equipment that we use have been authorized by the FDA for certain uses.

     Once FDA approval is obtained, however, medical device manufacturers are subject to continuing FDA obligations. For example, the FDA requires that medical devices be manufactured in accordance with its Quality System Regulations. In essence, this means that medical devices must be manufactured and records must be maintained in a prescribed manner with respect to production, testing and control activities. In addition, the FDA sometimes imposes restrictions and requirements regarding the labeling and promotion of medical devices, with which users (such as LCA-Vision) as well as manufacturers must comply. Non-compliance with FDA requirements could subject manufacturers and LCA-Vision to enforcement action, including:

     - Product seizures,

     - Recalls,

     - Withdrawal of approvals, and

     - Civil and criminal penalties.

     Any such enforcement action could have a material adverse effect on our business, financial condition and results of operations.

     To authorize new uses of medical devices, manufacturers are required to obtain a supplemental FDA authorization. Obtaining these authorizations is time consuming and expensive, and we cannot be sure that manufacturers of the devices we use will be able to obtain any such additional FDA authorizations. Further, later discovery of problems with the medical devices we use or the manufacture or failure to comply with manufacturing or labeling requirements may result in restrictions on use of the devices or enforcement action against the manufacturers, including withdrawal of devices from the market. Changes in legislation or regulation could affect whether and how we can use the devices. These and other regulatory actions could limit the supply of devices we use or our ability to use them, which could have a material adverse effect on our business, financial condition and results of operations.

  Anti-kickback statutes

     In the U.S., the federal anti-kickback statute prohibits the knowing and willful solicitation, receipt, offer or payment of any kickback in connection with:

     - The referral of patients, and

     - The ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal healthcare programs.

     Some courts have interpreted the federal anti-kickback statute broadly to prohibit payments intended to induce the referral of Medicare or Medicaid business, regardless of any other legitimate motives. Sanctions for violations of the anti-kickback statute include:

     - Criminal penalties,

     - Civil penalties of up to $50,000 per violation, and

     - Exclusion from Medicare, Medicaid and other federal programs.

     According to the U.S. Office of the Inspector General, ophthalmologists and optometrists who engage in agreements to refer business may be violating the anti-kickback statute. Further, violations may occur even with respect to non-Medicare or Medicaid services if the arrangement has an impact on the referral pattern for Medicare or Medicaid services.

     Some states have enacted statutes similar to the federal anti-kickback statute which are applicable to all referrals of patients. Although we have endeavored to structure our contractual relationships in compliance with these laws, authorities could determine that our business practices are in violation of such laws. This could have a material adverse effect on our business, financial condition and results of operations.

  Fee-splitting

     Many states prohibit professionals (including ophthalmologists and optometrists) from paying a portion of a professional fee to another individual unless that individual is an employee or partner in the same professional practice. Violation of a state's fee-splitting prohibition may result in civil or criminal fines, as well as loss of licensing privileges. Many states offer no clear guidance on what relationships constitute fee-splitting, particularly in the context of providing management services for doctors. Although we have endeavored to structure our contractual relationships in material compliance with these laws, state authorities could find that fee-splitting prohibitions apply to our business practices. This could have a material adverse effect on our business, financial condition and results of operations.

  Corporate practice of medicine and optometry

     The laws of many states prohibit business corporations, such as LCA-Vision, from practicing medicine and employing or engaging physicians to practice medicine. Some states in which we currently operate prohibit business corporations from practicing optometry or employing or engaging optometrists to practice optometry. Such laws preclude companies that are not owned entirely by eye care professionals from:

     - Employing eye care professionals,

     - Controlling clinical decision making, and

     - Engaging in other activities that are deemed to constitute the practice of optometry or ophthalmology.

     This prohibition is generally referred to as the prohibition against the corporate practice of medicine or optometry. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against the professional through licensing proceedings. In those states in which we operate centers, including California, Illinois and New York, our revenues and direct costs do not include the medical professionals' fee component. Although we have endeavored to structure our contractual relationships in compliance with these laws, if any aspect of our operations were found to violate state corporate practice of medicine or optometry prohibitions, this could have a material adverse effect on our business, financial condition and results of operations.

  Self-referral laws

     The U.S. federal self-referral law (the "Stark Law") prohibits physicians (including optometrists) from referring their Medicare or Medicaid patients for certain health services to any provider with which they (or their immediate family members) have a financial relationship. Certain referrals, however, fit within specific exceptions in the statute or regulations. The penalties for violating the Stark Law include:

     - Denial of payment for the health services performed,

     - Civil fines of up to $15,000 for each service provided pursuant to a prohibited referral,

     - A fine of up to $100,000 for participation in a circumvention scheme, and

     - Possible exclusion from Medicare and Medicaid programs.

     Currently, it is unclear how eye doctors are affected under the law. While we believe that our present business practices will not be affected, there can be no assurance that we fully comply with the Stark Law or similar state laws. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

  Other anti-fraud provisions

     Certain federal and state laws impose penalties on healthcare providers and those who provide services to such providers (including businesses such as LCA-Vision) that fraudulently or wrongfully bill government or other third-party payors for healthcare services. Such penalties include substantial civil and criminal fines and imprisonment. In addition, the federal law prohibiting false Medicare/Medicaid billings allows a private person to bring a civil action in the name of the U.S. government for violations of its provisions. Such private individuals can obtain a portion of the false claims recovery if the action is successful. We believe that we operate in material compliance with these laws. We do not know whether any of our activities will be challenged or reviewed by governmental authorities or private parties asserting false claims. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

  Center licensure and certificate of need

     State Departments of Health may require us to obtain licenses in the various states in which we have or acquire laser vision correction centers or other business operations. We believe that we have obtained the necessary licensure in states where licensure is required and that we are not required to obtain licenses in other states. However, some of the regulations governing the need for licensure are unclear and there is little guidance available regarding certain interpretative issues. Therefore, it is possible that a state regulatory authority could determine that we are improperly conducting business operations without a license. This could subject us to significant fines or penalties, result in our being required to cease operations in that state and could otherwise have a material adverse effect on our business, financial condition and results of operations. We have no reason to believe that we will be unable to obtain necessary licenses without unreasonable expense or delay, but there can be no assurance that we will be able to obtain any required license.

     Some states require permission by the State Department of Health in the form of a Certificate of Need ("CON") prior to the construction or modification of an ambulatory care facility or the purchase of certain medical equipment in excess of a certain amount. Currently, we do not believe we need any CONs to operate our laser vision correction centers. However, some of the regulations governing the need for CONs are unclear and there is little guidance to cover certain interpretive issues. Therefore, it is possible that a state regulatory authority could determine that we are improperly conducting business operations without a CON. This could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to acquire a CON in all states where it is required.

  Healthcare reform

     Healthcare reform is considered by many in the U.S. to be a national priority. Several states are also currently considering healthcare proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to healthcare reform or when any such action will be taken. Healthcare reform may bring radical changes in the financing and regulation of the healthcare industry, which could have a material adverse effect on our business, financial condition and results of operations.

YEAR 2000

  Compliance

     Our services, operations, customers, suppliers and service providers all rely on information technology systems, both hardware and software, to function properly. This includes readily apparent systems such as those controlling the VISX excimer lasers used as a key part of our services as well as less obvious ones such as those required to provide electricity to our headquarters and our centers.

     Suppliers. We have been surveying existing suppliers about the ability of their systems and products to properly handle dates for the Year 2000. However, VISX has advised us that its excimer lasers will remain fully functional through the Year 2000 and beyond. VISX has determined that the excimer laser systems do not properly print or store patient report dates and procedures performed in the Year 2000. VISX is in the process of developing and testing a solution to this problem and expects to have it available to us by the middle of 1999.

     Operations. We have been gathering information from vendors about Year 2000 compliance for each of the major elements of our internal information technology systems. Based on the statements from vendors, we understand the following:

     The latest versions of our operating systems, which include MS Windows NT 4.x, MS Windows 98, MS Windows 95 and Solaris 7, are all Year 2000 compliant. We will purchase packages to make our Sun Solaris 2.5.1 server operating systems Year 2000 compliant. We expect to complete this early in the third quarter of 1999.

     Our key applications, which include Oracle 8, Solomon IV financial software for Windows, MS Office 97 and Netscape Enterprise server and browser, are Year 2000 compliant.

     We have not verified or tested compliance for our call center information system because we are in the process of installing a new system, the Melita International Corporation PhoneFrame Explorer System. This system, which is Year 2000 compliant, should be in operation by the end of the third quarter of 1999. The cost of the new system is expected to be in excess of $200,000 and will either be included in our capital expenditures or leased.

     Our computer hardware, which is all PC-based, is Year 2000 compliant with the exception of several older personal computers. The hardware used to control our local area network is Year 2000 compliant. We expect to install any necessary upgrades or replace any computers that are not Year 2000 compliant during the second and third quarters of 1999.

     We have received notification from third parties that service our facility that it is Year 2000 compliant with regard to building security, heating, elevator, and lighting controls.

  Costs to address Year 2000 issues

     We expect that any remaining costs for Year 2000 compliance will be less than $400,000 and that most of our disbursements will be for equipment purchases and, therefore, will be capitalized and depreciated or leased. However, we may spend more money than we have estimated, and this could have a material adverse effect on our results of operations and financial condition. At this stage in our assessment process, we do not believe that the Year 2000 issue will materially impact our financial position, results of operations or cash flows in future periods. There can be no assurance that operating problems or expenses related to the Year 2000 issue will not arise with our computer systems and software or that our customers or suppliers will be able to resolve their Year 2000 issues in a timely manner. Accordingly, we plan to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.

  Contingency plans

     The most reasonably likely worst case Year 2000 scenario would be that a solution to the VISX laser printing and storing of patient report dates for procedures performed in the year 2000 and beyond is not corrected in a timely manner. To the extent that any computer documentation of procedures is unavailable, we are prepared to manually produce the necessary reports. As we complete our internal review and external surveys we will make additional contingency plans to address the problems that we believe are reasonably likely to arise. However, despite our best efforts, we may not anticipate all problems that may ultimately arise.

  Risks of Year 2000 issues

     We will continue preparations to ensure that the information technology relating to our services, operations and suppliers will recognize dates and function properly in the Year 2000 and beyond. However, unanticipated problems could affect our ability to provide services to our customers or interrupt or prevent deliveries from suppliers at the onset of the Year 2000. As a result, we could suffer a material adverse impact to our business, financial position and results of operation due to a loss of revenue, legal claims or extra expenses caused by unanticipated Year 2000 computer problems.

LEGAL PROCEEDINGS

     We are a defendant and counter-claimant in a case entitled Cabrini Development Council, et al. v. LCA-Vision Inc., et al., which was commenced in October 1997 in the Supreme Court of the State of New York, County of New York and subsequently removed to the United States District Court for the Southern District of New York. Various current and former employees, officers and directors are also named as co-defendants. The case arises out of the operations of a New York limited liability company (the "LLC") which had been formed by us, the plaintiffs and a New York professional corporation (the "PC") owned by certain physicians for the purpose of opening and operating a center or centers in New York City. Business activities commenced in 1995, but were unprofitable. After the LLC's resources were exhausted, we paid its operating costs for a period of time. In August 1997, after further losses and after the parties were unable to come to a final understanding as to their respective rights and obligations, the operations of the LLC ceased.

     In the complaint, the plaintiffs allege breaches of our obligations as a member of the LLC, and have demanded both substantial damages and equitable relief. We have filed an answer denying the allegations of the complaint, and asserting counterclaims against the plaintiffs seeking substantial damages, alleging that the plaintiffs wrongfully failed to match the capital contributions made by us to the LLC. We believe that the plaintiffs' claims are without merit and intend to vigorously defend the action and pursue our counterclaims.

     After commencement of the above action, we filed an action against the PC seeking damages for its failure to pay the capital contributions required of it to the LLC. The PC has counterclaimed alleging a right to be indemnified for its losses relating to the LLC's operations.

     The actions, which have been consolidated, are in the discovery stage. In management's opinion neither action will have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

     The directors, executive officers and key personnel of LCA-Vision and their positions with LCA-Vision are as follows:

                    NAME                                          POSITION
                    ----                                          --------
                                                Chairman of the Board and Chief Executive
Stephen N. Joffe............................    Officer
Thomas E. Wilson............................    President and Chief Operating Officer
Larry P. Rapp...............................    Treasurer and Chief Financial Officer
Sandra F. N. Joffe..........................    Secretary
William O. Coleman(1)(2)....................    Director
John H. Gutfreund(1)(2).....................    Director
John C. Hassan(1)...........................    Director

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Stephen N. Joffe, age 56, is LCA-Vision's Chairman of the Board and Chief Executive Officer. He was the founder of the Company's corporate predecessor, Laser Centers of America, Inc. and served as its Chairman of the Board and Chief Executive Officer from its founding in 1985 until its merger into the Company in 1995. In addition, he is an Esteemed Professor of Surgery at the University of Cincinnati Medical Center, a position he has held since 1990. He was a full-time Professor of Surgery at the University of Cincinnati Medical Center for nine years prior to 1990. He has held faculty appointments at the Universities of London, Glasgow and Cincinnati and holds fellowships of the American College of Surgeons and the Royal College of Surgeons of Edinburgh and Glasgow.

     Thomas E. Wilson, age 60, is LCA-Vision's President and Chief Operating Officer, a position he has held since December 1998. He served as a management consultant to LCA-Vision from June 1998 through December 1998. Mr. Wilson was the Vice President of Manufacturing of Pease Industries (residential door manufacturer) from 1996-1998; Vice President of Operations of Cincinnati Mine Machinery Company (manufacturer of coal mining equipment) from 1995-1996. Prior to 1995, he served in a variety of management positions with the GE Aircraft Engines Division of the General Electric Company for more than five years.

     Larry P. Rapp, age 51, has been LCA-Vision's Treasurer since December 1998 and Chief Financial Officer since April 1996. He has over 15 years of senior financial management experience in publicly traded and privately held companies, as well as 13 years of public accounting experience with Price Waterhouse. Immediately prior to joining LCA-Vision, he was a principal of Sanctuary Financial Group, Inc. (a strategic management consulting firm) from 1993-1996.

     Sandra F.N. Joffe, age 56, is LCA-Vision's Secretary, a position she has held since 1995. Prior to that she was the Secretary of Laser Centers of America, Inc., one of LCA-Vision's predecessor companies, for more than five years.

     William O. Coleman, age 70, is a Director and formerly held positions at The Procter & Gamble Company from 1955-1989 that included General Sales Manager, Vice President Food Products, Vice President International/Latin America, and most recently, Vice President Professional Affairs, Special Projects. Mr. Coleman continues to serve as a Trustee of the Procter & Gamble Retirement Trusts.

     John H. Gutfreund, age 69, is a Director and is President of Gutfreund & Company, Inc., a New York-based financial consulting firm that specializes in advising select corporations and financial institutions in the United States, Europe and Asia. Formerly, Mr. Gutfreund was with Salomon Brothers from 1953-1991, most recently as its Chief Executive Officer. Mr. Gutfreund is:
Director, Foamex International, Inc.; Director, Baldwin Piano & Organ Company; Director, Montefiore Medical Center, New York City and a Member of the Executive Committee of the Board of Trustees and Finance and Real Estate Committees; Member, Council on Foreign Relations; Member, the Board of Trustees, New York Public Library, Astor, Lenox and Tilden Foundations; Honorary Trustee, Oberlin (Ohio) College; and Trustee, Aperture Foundation.

     John C. Hassan, age 56, is a Director and has been the President of Champion Printing, Inc. for more than five years. Previously, he was Vice President, Marketing of the Drackett Company, a division of Bristol-Meyers Squibb. He currently serves as Treasurer of Printing Industries of Southern Ohio, and is a board member of the Ohio Graphics Arts Health Fund, the Camargo Club and serves on the Greater Cincinnati United Way and Fine Arts campaigns.

     There are no family relationships between any of the directors or executive officers of LCA-Vision except that Stephen N. Joffe and Sandra F. W. Joffe are married to one another.

                              CERTAIN TRANSACTIONS

     Since January 1, 1997, LCA-Vision has been a party, directly or indirectly, to the transactions described below with its current directors, executive officers and principal stockholders (including any of their associates or affiliates). All of these transactions were with Stephen N. Joffe, our Chairman and Chief Executive Officer, and his wife, Sandra F.W. Joffe, who is our Secretary. Certain of these transactions arose out of the process of establishing LCA-Vision as a publicly traded corporation rather than a corporation privately owned by the Joffe family. The net result of the various transactions described in detail below is that as of March 31, 1999, Mr. and Mrs. Joffe were indebted to LCA-Vision, directly or indirectly, in the total amount of $343,000. The individual transactions, all of which were approved by the independent members of LCA-Vision's Board of Directors and are believed to be on terms no less favorable to LCA-Vision than comparable third party transactions would have been, are as follows:

     In 1995, LCA-Vision borrowed a total of $4.4 million from Mr. and Mrs. Joffe. The loans were made under two promissory notes which specified an interest rate of 6.91% per annum and a maturity date of September 26, 2005. In two separate transactions in December 1996, the note holders converted $2.5 million of their notes into 12.6 shares of Class B Preferred Stock, First and Second Interim Series. As of January 1, 1997, the total amount due under these notes, including outstanding principal and accrued interest, was $2.0 million. In August 1997, in connection with LCA-Vision's acquisition of Refractive Centers International, Inc. from Summit Technology, Inc., LCA-Vision and Mr. and Mrs. Joffe agreed to amend the promissory notes to provide that LCA-Vision could not make principal payments under the notes to Mr. and Mrs. Joffe in any year unless during the prior fiscal year LCA-Vision's earnings before taxes, amortization and depreciation net of capital expenditures exceeded $1.0 million, and then payments could be made only up to 25% of such excess. No payments were made under these loans in 1997 or 1998, and as of December 31, 1998 the total amount of principal and accrued interest due under these loans was $2.1 million. In February 1999, Summit agreed to waive the payment restriction which prevented any payments to be made under these notes in 1997 and 1998. The balance of this loan and accrued interest totaling $2.1 million were paid in March 1999.

     Prior to August 1997, Mr. Joffe was the guarantor of approximately $11.1 million in bank loans to LCA-Vision, including a mortgage note in the amount of $3.1 million, and a working capital credit line of up to $8.0 million. Mr. Joffe was not compensated for these personal guarantees.

     In 1998, LCA-Vision loaned Mr. and Mrs. Joffe a total of $2.1 million. This loan bears interest at the rate of 8.5% per annum collateralized with Mr. and Mrs. Joffe's pledge to LCA-Vision of their rights under the promissory notes evidencing their loans to LCA-Vision. In March 1999, this advance was reduced by the $2.1 million due the Joffes for notes payable and accrued interest due them.

     Mr. Joffe is sole owner of The LCA Center for Surgery, Ltd. (the "Surgery Center"). LCA-Vision does not hold an investment in the Surgery Center. During 1997 and approximately half of 1998, LCA-Vision leased a portion of its headquarters building to the Surgery Center at an annual rental of $190,000. In February 1997, LCA-Vision agreed to forego rent in exchange for the Surgery Center providing LCA-Vision with certain systems and processes for research and development and additional staffing, and for giving LCA-Vision unlimited use of the leased premises for research, testing, educational and other agreed upon purposes. In 1997, LCA-Vision recorded rent, administrative and marketing income of approximately $74,000 related to the Surgery Center.

     In August 1997, we pledged to The Fifth Third Bank a $985,000 certificate of deposit issued by the Fifth Third as security for a $985,000 loan made by Fifth Third to the Surgery Center. LCA-Vision pledged the certificate of deposit for up to 30 days while the Surgery Center arranged to replace the certificate of deposit as collateral for this loan. When Mr. Joffe's personal guarantee of our prior facility with Fifth Third expired in August 1997, he remained personally obligated to LCA-Vision with respect to replacing the certificate of deposit as collateral for Fifth Third's loan to the Surgery Center. Mr. Joffe fulfilled this obligation to LCA-Vision by pledging the required collateral, and LCA-Vision is no longer obligated to Fifth Third with respect to the certificate of deposit.

     In June 1998, LCA-Vision purchased the leasehold improvements that had been paid for by the Surgery Center for their book value of approximately $872,000 and also advanced approximately $576,000 to the Surgery Center. As of March 31, 1999, the Surgery Center owed us approximately $635,000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table and notes set forth certain information with respect to the beneficial ownership of LCA-Vision's common stock as of March 31, 1999, both before and after giving effect to the sale of shares of common stock in this offering (excluding over-allotments, if any) for the following:

     - Each of our directors and executive officers,

     - All directors and executive officers as a group,

     - The selling stockholders, and

     - Each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock.

     The table below sets forth the names of the selling stockholders and the number of shares which may be sold by each of the selling stockholders pursuant to this prospectus. "Shares Beneficially Owned" prior to and after the offering include those shares that could be acquired through the possible exercise of outstanding options granted under one or more of our stock option plans which are presently exercisable.

     SEC rules provide that shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown on the table.

     The information included below is based upon information provided by the selling stockholders. Because this offering may not result in the sale of all additional shares pursuant to over-allotments, no definitive estimate as to the percentage of common stock that will be held by the selling stockholders after this offering can be provided. The table below has been prepared on the assumption that the over-allotment option has not been exercised, and that all of the shares offered under this prospectus will be sold to unaffiliated parties. See "Underwriting."

                                       SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                              OWNED                                 OWNED
                                      PRIOR TO OFFERING(1)                   AFTER THE OFFERING
                                      ---------------------     SHARES      ---------------------
                NAME                    NUMBER      PERCENT     OFFERED       NUMBER      PERCENT
                ----                  ----------    -------    ---------    ----------    -------
Stephen N. Joffe ...................  15,475,400(2)   33.4%    1,500,000    12,775,400(2)  24.8%
Sandra F.W. Joffe...................  15,475,400(2)   33.4%    1,200,000    12,775,400(2)  24.8%
                                                                                           ----
Summit Technology, Inc..............   7,164,361      15.8%      500,000     6,664,361     13.2%
                                                                                           ----
Craig P.R. Joffe....................   2,500,313       5.5%           --     2,500,313      4.9%
                                                                                           ----
William O. Coleman..................     241,250(3)      *            --       241,250(3)     *
John H. Gutfreund...................     126,900(4)      *            --       126,900(4)     *
John C. Hassan......................     154,500(5)      *            --       154,500(5)     *
Larry P. Rapp.......................     255,500(6)      *       100,000       155,500(6)     *
Thomas E. Wilson....................     100,000(7)      *            --       100,000(7)     *
All directors and executive officers
  as a group persons(8).............  16,353,550(8)   34.8%    2,800,000    13,553,550(8)  26.1%
                                                     -----                                 ----

---------------

* Less than 1%

(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in other footnotes to this table.

(2) Stephen N. Joffe and Sandra F.W. Joffe are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other. The total shown consists of 10,777,950 shares of common stock owned of record by Mr. Joffe (9,277,950 shares after the offering), 3,851,649 shares of common stock owned of record by Mrs. Joffe (2,651,649 shares after the offering), 1,000 shares of common stock owned of record by Mr. and Mrs. Joffe jointly, 750 shares of common stock issuable to Mrs. Joffe in the event of her exercise of a currently exercisable stock option, 736,309 shares of common stock issuable to Mr. Joffe in the event of conversion of 11 shares of Class B Preferred Stock owned by him, and 107,742 shares of common stock issuable to Mrs. Joffe in the event of conversion of 1.6 shares of Class B Preferred Stock owned by her.

(3) Includes 165,000 shares owned of record by Mr. Coleman and 76,250 shares of common stock issuable to Mr. Coleman upon the exercise of certain unexercised stock options.

(4) Includes 50,000 shares owned of record by Mr. Gutfreund, 650 shares owned of record by him as custodian for his minor child, and 76,250 shares of common stock issuable to Mr. Gutfreund upon the exercise of certain unexercised outstanding stock options.

(5) Includes 2,000 shares owned of record by Mr. Hassan and 152,500 outstanding shares of common stock issuable to Mr. Hassan upon the exercise of certain unexercised stock options.

(6) Includes 500 shares owned of record by Mr. Rapp and 255,000 shares of common stock issuable to Mr. Rapp upon the exercise of certain unexercised outstanding stock options (155,000 shares after the offering).

(7) Includes 100,000 shares of common stock issuable to Mr. Wilson upon the exercise of certain unexercised outstanding stock options.

(8) Consists of 14,848,749 shares owned of record directly or indirectly by such persons (12,148,749 shares after the offering), 844,051 shares issuable upon conversion of Class B Preferred Stock owned by such persons, and 660,750 shares issuable upon the exercise of stock options held directly or indirectly by such persons (560,750 shares after the offering).

                           DESCRIPTION OF SECURITIES

     Our Amended and Restated Certificate of Incorporation authorizes 110,000,000 shares of common stock, $.001 par value, 1,688 shares of Class A Preferred Stock, $.001 par value, and 5,000,000 shares of Class B Preferred Stock, $.001 par value. The holders of shares of common stock and Class A Preferred Stock have one vote per share. Neither the common stock nor the Class A Preferred Stock has any conversion rights. The closing sale price of the common stock on the Nasdaq SmallCap Market at the close of business June 4, 1999 was $10.5625 per share. Application has been made for quotation of the common stock in the Nasdaq National Market. The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from legally available funds. We do not anticipate declaring or paying any cash dividends for the foreseeable future. There are currently 1,182 shares of Class A Preferred Stock issued and outstanding. The holders of shares of Class A Preferred Stock have one vote per share. The Class A Preferred Stock does not have any conversion rights.

     We have issued a total of 12.6 shares of two series of Interim Class B Preferred Stock. Each of the 12.6 shares of our Interim Series Class B Preferred Stock and Second Interim Series Class B Preferred Stock is convertible into the number of fully paid and nonassessable shares of common stock that results from dividing $3.50 into the sum of $200,000 plus all accrued but unpaid dividends on each such share at the time of conversion.

     Our Amended and Restated Certificate of Incorporation provides holders of each series of Interim Class B Preferred Stock with a liquidation preference payable upon any voluntary or involuntary liquidation, dissolution or winding up of LCA-Vision of $200,000 per share, plus all accrued and unpaid dividends to be paid prior to any distributions to the holders of Class A Preferred Stock or common stock, and holders of Class A Preferred Stock with a liquidation preference payable upon any voluntary or involuntary liquidation, dissolution or winding up of LCA-Vision of $40 per share, plus all accrued and unpaid dividends to be paid prior to any distributions to the holders of common stock. Subject to those preferential rights, the holders of common stock are entitled to receive, ratably, all of our remaining assets.

     None of the Class A Preferred Stock, either Series of Interim Class B Preferred Stock, or common stock has preemptive or cumulative voting rights, is redeemable, or is liable for assessments or further calls.

     On May 7, 1998, we filed a Certificate of Designation (as corrected on May 11, 1998 and May 12, 1998) with the Delaware Secretary of State governing the rights, preferences and privileges of Series B-1 Stock. We subsequently issued 10,000 shares of Series B-1 Stock. As of March 31, 1999, no shares of Series B-1 Preferred Stock remained outstanding.

     At the time we issued the Series B-1 Stock in May 1998, we agreed with the six purchasers that on or before May 11, 1999, upon notice from the holders of a majority of the Series B-1 Stock, we would sell them up to 5,000 shares of a Series B-2 Preferred Stock with rights, preferences and privileges similar to those of the Series B-1 Preferred Stock. Prior to May 11, 1999, we issued a total of 165,076 shares of our common stock to three of the six original purchasers, holding a majority of the Series B-1 Stock, in exchange for their agreement not to purchase Series B-2 Stock. Subsequently, two of the remaining three purchasers of the Series B-1 Stock filed suit against us in New York seeking to compel the issuance of the Series B-2 Stock. Although we did not believe there to be any merit to their allegations, we agreed to settle the litigation by issuing 25,396 shares of our common stock to the plaintiffs.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of our common stock could drop due to sales of large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering, 50,566,973 shares of common stock will be outstanding. Of these shares, 29,421,700 shares, including the 8,300,000 shares (9,545,000 shares if the underwriters exercise their over-allotment options in full) sold in this offering, will be freely tradeable without restriction under the Securities Act except for any shares purchased by any of our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 21,145,273 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     Our officers and directors and certain stockholders, including the selling stockholders, have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. See "Underwriting". Prudential Securities may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the conditions and restrictions of Rule 144 as described below.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock and (2) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about us. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of ours at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

                                  UNDERWRITING

     We and the selling stockholders have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Raymond James & Associates, Inc. are acting as representatives. We and the selling stockholders are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                 NUMBER
UNDERWRITERS                                                    OF SHARES
------------------------------------------------------------    ---------
Prudential Securities Incorporated..........................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................
Raymond James & Associates, Inc.............................

                                                                ---------
     Total..................................................    8,300,000
                                                                =========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, over-allotment options to purchase up to 1,245,000 additional shares from a selling stockholder. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us and the selling stockholders that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to
selected dealers a concession not in excess of $     per share and such dealers
may reallow a concession not in excess of $     per share to certain other
dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions.

     We and the selling stockholders have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment options to purchase additional shares:

                                                                 TOTAL FEES
                                        ------------------------------------------------------------
                                           FEE        WITHOUT EXERCISE OF      FULL EXERCISE OF OVER
                                        PER SHARE    OVER-ALLOTMENT OPTIONS      ALLOTMENT OPTIONS
                                        ---------    ----------------------    ---------------------
Fees paid by us.......................  $                   $                        $
Fees paid by the selling
  stockholders........................  $                   $                        $

     In addition, we estimate that we will spend approximately $365,000 in expenses for this offering including those of the selling stockholders. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our officers and directors, and certain stockholders, including the selling stockholders, of LCA-Vision have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prudential Securities, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising some or all of the over-allotment options.

     - Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq Small Cap Market, on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until such time when a stabilizing bid may have been made, some of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market activities.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - The Public Offers of Securities Regulations 1995,

     - The Financial Services Act 1986, and

     - The Financial Services Act 1986, (Investment Advertisements) (Exemptions) Order 1996 (as amended).

     We have asked the underwriters to reserve shares for sale at the same offering price directly to our officers, directors, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby and certain other legal matters will be passed upon for LCA-Vision by Dinsmore & Shohl LLP, Cincinnati, Ohio. Certain legal matters in connection with this offering will be passed upon for the underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of LCA-Vision as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus and the consolidated financial statements of LCA-Vision as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference to our Annual Report on Form 10-KSB have been so included or incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the offering of the shares of common stock offered hereby. This prospectus constitutes a part of the registration statement. Prospective investors may read and copy the registration statement and its exhibits and schedules without charge at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Prospective investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we are required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

     - Our Annual Report on Form 10-KSB for the year ended December 31, 1998,

     - Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999, and

     - Current Reports on Form 8-K filed with the Commission on April 6, April 13, May 3 and May 14, 1999.

     All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request that includes the address (including title or department) and telephone number to which such information is to be directed, a copy of any and all information incorporated by reference in this prospectus (other than exhibits to the information that is incorporated by reference, unless such exhibits are specifically incorporated by reference herein). You can request such documents by writing or calling us at 7840 Montgomery Road, Cincinnati, Ohio 45236 (513) 792-9292, Attention: Larry P. Rapp.

                         INDEX TO FINANCIAL INFORMATION

Years Ended December 31, 1996, 1997 and 1998 (Audited):
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Cash Flows.....................   F-5
  Consolidated Statement of Shareholders' Investment........   F-6
  Notes to Consolidated Financial Statements................   F-8

Quarter Ended March 31, 1999 (Unaudited):
  Condensed Consolidated Balance Sheet......................  F-21
  Condensed Consolidated Statements of Operations...........  F-22
  Condensed Consolidated Statements of Cash Flows...........  F-23
  Notes to Condensed Consolidated Financial Statements......  F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of LCA-Vision Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' investment, and cash flows present fairly, in all material respects, the financial position of LCA-Vision Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
    Cincinnati, Ohio
    February 5, 1999

                          CONSOLIDATED BALANCE SHEETS

                                                                     AT DECEMBER 31,
                                                                --------------------------
                                                                  1998             1997
                                                                ---------        ---------
                                                                  (DOLLARS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Assets
Current assets:
  Cash and cash equivalents.................................     $ 6,496          $ 2,780
  Cash held in escrow.......................................                        5,900
  Accounts receivable, net..................................       1,119            2,047
  Prepaid expenses, inventory and other.....................       1,416            1,892
                                                                 -------          -------
          Total current assets..............................       9,031           12,619
                                                                 -------          -------
Property and equipment, net.................................       9,433           18,462
Goodwill, net...............................................       8,304           11,987
Obligations due from shareholders, net......................         471
Investment in unconsolidated businesses.....................         520              250
Other assets................................................       3,618            1,209
                                                                 -------          -------
          Total assets......................................     $31,377          $44,527
                                                                 =======          =======
Liabilities and Shareholders' Investment
Current liabilities
  Accounts payable..........................................     $ 2,030          $ 1,831
  Accrued liabilities and other.............................       2,637            2,304
  Debt maturing in one year.................................         787           10,182
                                                                 -------          -------
          Total current liabilities.........................       5,454           14,317
                                                                 -------          -------
Obligations due to shareholders, net........................                        2,146
Long-term debt..............................................       2,724            1,350
Commitments and contingencies
Shareholders' investment
  Preferred stock...........................................       7,687            2,522
  Common stock ($0.001 par value; 40,973,741 shares and
     36,664,816 shares issued)..............................         103               96
  Contributed capital.......................................      41,701           36,776
  Accumulated (deficit).....................................     (25,664)         (12,446)
  Foreign currency translation adjustment...................         (14)             (21)
                                                                 -------          -------
                                                                  23,813           26,927
Less common stock in treasury at cost.......................          30               30
Less accrued preferred stock dividend.......................         584              183
                                                                 -------          -------
                                                                  23,199           26,714
                                                                 -------          -------
          Total liabilities and shareholders' investment....     $31,377          $44,527
                                                                 =======          =======

                 See Notes to Consolidated Financial Statements

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------------
                                                          1998              1997              1996
                                                      -------------     -------------     -------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Laser refractive surgery..........................   $   32,963        $   12,917        $    3,715
  Surgery management contracts......................        1,496             3,064             4,665
  Other.............................................          741             1,613             5,380
                                                       ----------        ----------        ----------
                                                           35,200            17,594            13,760
Direct costs of
  Laser refractive surgery..........................       23,625            10,790             3,818
  Surgery management contracts......................          466               977             1,738
  Other.............................................          372               959             2,176
                                                       ----------        ----------        ----------
                                                           24,463            12,726             7,732
General and administrative expenses.................        7,961             6,747             5,663
Marketing and advertising...........................        2,183             1,259             1,664
Depreciation and amortization.......................        3,521             2,511             1,597
Restructuring provision.............................       10,500             1,100
Other...............................................                            162               225
                                                       ----------        ----------        ----------
Operating (loss)....................................      (13,428)           (6,911)           (3,121)
Equity in earnings (losses) from unconsolidated
  businesses........................................          354               (27)             (906)
Interest expense....................................          786             1,140               770
Interest income.....................................          441               216                89
Other income........................................          358                77               651
                                                       ----------        ----------        ----------
(Loss) before taxes on income.......................      (13,061)           (7,785)           (4,057)
Taxes on income.....................................          157                68
                                                       ----------        ----------        ----------
Net (loss)..........................................      (13,218)           (7,853)           (4,057)
Preferred stock dividends...........................          518               183
                                                       ----------        ----------        ----------
(Loss) applicable to common stock...................   $  (13,736)       $   (8,036)       $   (4,057)
                                                       ==========        ==========        ==========
(Loss) per common share
  Basic.............................................   $    (0.36)       $    (0.30)       $    (0.21)
  Diluted...........................................   $    (0.36)       $    (0.30)       $    (0.21)
Weighted average shares outstanding --
  Basic.............................................   37,669,471        26,709,184        19,609,505
  Diluted...........................................   37,669,471        26,709,184        19,609,505

                 See Notes to Consolidated Financial Statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------    -------    -------
                                                                  (DOLLARS IN THOUSANDS)
Cash flows from operating activities
Net (loss)..................................................  $(13,736)   $(8,036)   $(4,057)
Adjustments to reconcile net (loss) to net cash provided
  (used) by operating activities:
  Depreciation and amortization.............................     3,521      2,511      1,597
  Restructuring provision...................................    10,500      1,100
  Equity in (income) loss of unconsolidated businesses......      (354)        27        906
  Other items, net..........................................                            (378)
  Changes in certain assets and liabilities, net of effects
     from acquisition of businesses
     Accounts receivable....................................       424       (989)     1,044
     Prepaid expenses, inventory and other..................       476        334        (14)
     Accounts payable.......................................       199        824         49
     Accrued liabilities and other..........................        69        219        (41)
                                                              --------    -------    -------
Net cash provided (used) by operating activities............     1,099     (4,010)      (894)
                                                              --------    -------    -------
Cash flows from investing activities
  Cash acquired in acquisition of business..................               10,007
  Purchase of property and equipment........................    (1,946)      (603)    (2,747)
  Proceeds from sale of property and equipment..............     1,211                   133
  Investment in unconsolidated businesses, net..............                          (1,099)
  Loans and advances to affiliated companies................       570                  (713)
  Loans to shareholders.....................................    (2,100)
  Purchase of certificate of deposit........................    (2,100)
  Other, net................................................      (382)       (64)       809
                                                              --------    -------    -------
Cash provided (used) in investing activities................    (4,747)     9,340     (3,617)
                                                              --------    -------    -------
Cash flows from financing activities
  Proceeds from bank borrowings.............................     2,100      6,280      3,438
  Repayment of bank borrowings..............................    (9,651)
  Principal payments of long-term debt and capital lease
     obligations............................................      (482)    (3,743)      (545)
  Proceeds from sale of convertible preferred stock, net....     9,463
  Proceeds from issuance of common stock....................        51         56        100
  Other, net................................................       (17)        33       (345)
                                                              --------    -------    -------
Net cash provided by financing activities...................     1,464      2,626      2,648
                                                              --------    -------    -------
Increase (decrease) in cash and cash equivalents............    (2,184)     7,956     (1,863)
Cash and cash equivalents at beginning of year..............     8,680        724      2,587
                                                              --------    -------    -------
Cash and cash equivalents at end of year....................  $  6,496    $ 8,680    $   724
                                                              ========    =======    =======

                 See Notes to Consolidated Financial Statement

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                                                    YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------------------------
                                        1998                  1997                  1996
                                 -------------------   -------------------   -------------------
                                   SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT
                                 ----------   ------   ----------   ------   ----------   ------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Preferred Stock:
Class A
  Balance at beginning of
     year......................       1,668                 1,668                 1,668
  Balance at end of year.......       1,668                 1,668                 1,668
                                 ----------            ----------            ----------
Class B Interim Series
  Balance at beginning of
     year......................        12.6   $2,522         12.6   $2,522
  Shares issued -- shareholder
     debt conversion...........                                                    12.6   $2,522
                                 ----------   ------   ----------   ------   ----------   ------
  Balance at end of year.......        12.6   2,522          12.6   2,522          12.6   $2,522
                                 ----------   ------   ----------   ------   ----------   ------
Class B1 Convertible
  Balance at beginning of year
  Shares issued................      10,000   10,000
  Transaction fees.............                (537)
  Shares converted to common
     stock.....................      (4,298)  (4,298)
                                 ----------   ------
  Balance at end of year.......       5,702   5,165
                                 ----------   ------
Total preferred stock..........               7,687
                                              ------
Common Stock
  Balance at beginning of
     year......................  36,664,816      96    19,590,012      79    19,538,977       78
  Shares issued:
     Acquisition agreement.....     200,000            17,065,579      17
     Conversion of B1
       Convertible Preferred
       Stock and dividends.....   4,088,856       4
     Sale of stock.............                            20,128                44,444
     Employee plans............      20,000
     Other.....................          69       3       (10,903)                6,591        1
                                 ----------   ------   ----------   ------   ----------   ------
  Balance at end of year.......  40,973,741     103    36,664,816      96    19,590,012       79
                                 ----------   ------   ----------   ------   ----------   ------
Contributed Capital............               36,776                3,177                  3,069
  Balance at beginning of year
  Shares issued:
     Acquisition agreement.....                 580                 33,543
     Conversion of B1
       Convertible Preferred
       Stock...................               4,411
     Sale of stock.............                                        56                    100
     Employee plans............                  51
     Other.....................                                                                8
  Dividends on Conversion of
     Class B1 Convertible
     Preferred Stock...........                (117)
                                              ------                ------                ------
  Balance at end of year.......               41,701                36,776                 3,177
                                              ------                ------                ------

                                                  YEARS ENDED DECEMBER 31,
                              -----------------------------------------------------------------
                                      1998                   1997                  1996
                              --------------------   --------------------   -------------------
                                SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT
                              ----------   -------   ----------   -------   ----------   ------
                                       DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
Accumulated (deficit)
  Balance at beginning of
     year...................               (12,446)                (4,592)                 (535)
  Net (loss)................               (13,218)                (7,853)               (4,057)
                                           -------                -------                ------
  Balance at end of year....               (25,664)               (12,446)               (4,592)
                                           -------                -------                ------
Foreign Currency Translation
  Adjustment
  Balance at beginning of
     year...................                   (21)                    12                     7
  Translation adjustments...                     5                    (33)                    5
                                           -------                -------                ------
  Balance at end of year....                   (14)                   (21)                   12
                                           -------                -------                ------
Treasury Stock
  Balance at beginning of
     year...................      10,909       (30)
  Shares received for
     payment of advance.....                             10,909       (30)
                              ----------   -------   ----------   -------
  Balance at end of year....      10,909       (30)      10,909       (30)
                              ----------   -------   ----------   -------
  Preferred Stock Dividend
  Balance at beginning of
     year...................                  (183)
     Dividends accrued
       Class B Interim......                  (177)                  (183)
       Class B1
          Convertible.......                  (341)
  Conversion of Class B1
     Convertible Preferred
     Stock..................                   117
                                           -------                -------
  Balance at end of year....                  (584)                  (183)
                                           -------                -------
Total Shareholders'
  Investment................               $23,199                $26,714                $1,198
                                           =======                =======                ======

                 See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS

     We are a leading developer and operator of free-standing laser refractive surgery centers. Our laser refractive surgery centers provide the facilities, equipment and support services for performing various corrective eye surgeries that employ state-of-the-art laser technologies. The laser vision correction procedures performed in our centers are primarily laser in situkeratomileusis ("LASIK") and photorefractive keratectomy ("PRK"). On November 3, 1998, we received notice that the FDA had approved the VISX Star S2 excimer laser to treat farsightedness (hyperopia). The VISX Star S2 laser, which we have in each of our U.S. centers, can now treat nearsightedness, myopic astigmatism, and hyperopia. We also manage multi-specialty laser surgery programs at medical facilities on a contract basis.

     Revenue is derived from three sources: (i) fees for surgeries performed at our laser refractive surgery centers, (ii) contractual fees for managing multi-specialty laser surgery programs, and (iii) other including fees for marketing and education programs; management fees for operating laser vision correction centers of investees; and miscellaneous sources.

     Operating expenses are classified as follows: (a) direct operating expenses which include: (i) laser refractive surgery centers -- labor, physician fees, royalty fees paid to the manufacturers of the FDA-approved lasers of $260 per procedure, facility rent and utilities, and surgical supplies; (ii) multi-specialty laser surgery programs -- labor; and (iii) other services and products -- labor and cost of products sold; (b) general and administrative expenses which primarily include headquarters staff expenses and other overhead costs; (c) marketing program costs; (d) center pre-opening expenses which include direct costs incurred prior to opening a laser vision correction center; and (e) depreciation and amortization.

  CONSOLIDATION POLICY

     We use two different methods to report our investments in our subsidiaries and other companies -- consolidation and the equity method.

  CONSOLIDATION

     We use consolidation when we own a majority of the voting stock of the subsidiary. This means the accounts of our subsidiaries are combined with our accounts. We eliminate intercompany balances and transactions when we consolidate these accounts. Our consolidated financial statements include the accounts of:

     - LCA-Vision Inc.,

     - LCA-Vision (Ohio), Inc.,

     - Refractive Centers International, Inc. and Subsidiaries, and

     - LCA-Vision (Canada) Inc. and Subsidiaries

  THE EQUITY METHOD

     We use the equity method to report investments in businesses where we hold a 20% to 50% voting interest, giving us the ability to exercise significant influence, but not control, over operating and financial policies. Under the equity method we report:

     - our interest in the entity as an investment in our Consolidated Balance Sheets, and

     - our percentage share of the earnings (losses) in our Consolidated Statements of Operations.

     We report our investments in The Baltimore Laser Sight Center, Ltd. and Silmalaseri Oy under the equity method.

  USE OF ESTIMATES

     Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles. These estimates and assumptions affect various matters including:

     - our reported amounts of assets and liabilities in our Consolidated Balance Sheets at the dates of the financial statements,

     - our disclosure of contingent assets and liabilities at the dates of the financial statements, and

     - our reported amounts of revenues and expenses in our Consolidated Statements of Income during the reporting periods.

Actual amounts could differ from those estimates.

  RECLASSIFICATIONS

     We have reclassified certain prior-year amounts for comparative purposes. These reclassifications did not affect consolidated financial position, net losses or cash flows for the years presented.

  CASH AND CASH EQUIVALENTS

     For the purpose of reporting our cash flows, we consider highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

  PROPERTY AND EQUIPMENT, GOODWILL, AND DEPRECIATION AND AMORTIZATION

     Property and Equipment: We report our property and equipment at its original cost. At the time property or equipment is retired, sold, or otherwise disposed of, the related cost and accumulated depreciation or amortization are deducted from the amounts reported in the Consolidated Balance Sheet and any gains or losses on disposition are recognized in the Consolidated Income Statement.

     Goodwill: Goodwill is the excess of the acquisition cost of the businesses over the fair value of the identifiable net assets acquired. We amortize goodwill using the straight-line method over 40 years.

     Depreciation and Amortization: We compute depreciation using the straight-line method which recognizes the cost of the asset over its estimated useful life. We use the following estimated useful lives for computing the annual depreciation expense: building, 5 to 31 years; furniture and fixtures, 5 to 7 years; medical equipment, 3 to 5 years; other equipment, 3 to 5 years. Amortization of leasehold improvements is recorded in the Consolidated Income Statements using the straight-line method based on the lesser of the useful life of the improvement or the lease term.

     We assess the impairment of property and equipment and goodwill related to our consolidated subsidiaries under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," whenever events or circumstances indicate that the carrying value might not be recoverable. Estimates of future cash flows are used to determine if there is impairment.

  FINANCIAL INSTRUMENTS

     Concentration of Credit Risk: Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. Our policy is to place our temporary cash investment in overnight repurchase agreements with The Provident Bank, the financial institution that now provides our line of credit.

     Concentrations of credit risk with respect to trade receivables is limited due to the number of accounts and overall stability of the health insurance and hospital industries.

  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair value of our cash and cash equivalents, trade receivables and accounts payable approximate their fair values due to their short term maturities. We were unable to determine the fair values of our borrowings under our line of credit because there is no liquid market for this debt.

  STOCK-BASED COMPENSATION

     We account for stock-based employee compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Effective January 1, 1996, we adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation," and related interpretations.

  PER SHARE DATA

     Basic loss per share data is loss applicable to common shareholders divided by weighted average common shares outstanding. Diluted per share data is loss applicable to common shareholders divided by weighted average common shares outstanding plus potential common shares from dilutive securities such as options and convertible securities.

     The weighted average shares for the diluted calculation does not assume exercise of any stock options or conversion of other securities since they would result in a reduced loss per share.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998 we adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

     SFAS No. 130 established standards for the reporting and display of comprehensive income, requiring its components to be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 had no impact on our financial statements because our net loss approximates comprehensive income.

     SFAS No. 131 establishes standards for reporting financial information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by chief operating decision makers in deciding how to allocate resources and in assessing performance.

     We now operate in one segment -- laser refractive surgery. The adoption of SFAS No. 131, which affected disclosure only, had no impact on our consolidated results of operations, financial condition, or cash flows.

     The FASB issued in 1998 Statements No. 132, "Employees Disclosures about Pensions Benefits", No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise (an amendment of FASB Statement No. 65). These Statements do not currently have an impact on us because we have no activities covered by them.

2. SHAREHOLDERS' INVESTMENT

  COMMON STOCK

     We are authorized to issue up to 110 million shares of common stock.

  PREFERRED STOCK

     Class A: We are authorized to issue up to 1,688 shares of Class A Preferred Stock which has an aggregate liquidation preference of $68 thousand at December 31, 1998.

     Class B: We are authorized to issue up to 5 million shares of Class B Preferred Stock with terms and conditions at the direction of our Board of Directors. However, the holders of the Class B Preferred Stock cannot be granted voting rights superior to those of any other existing class of our stock authorized for issuance.

  FIRST AND SECOND INTERIM SERIES

     The Interim shares of Series Class B preferred Stock have a par value of $0.001 and a 7% dividend. 6 shares of the First Series are issued and have an aggregate liquidation preference of $1.2 million; 6.6 shares of the second Series are issued and have an aggregate liquidation preference of $1.32 million. When we acquired RCII the conversion price of the First and Second Interim Series of the Class B Preferred Stock was amended. Each share of the Interim Series is convertible into the number of our common shares that results from dividing the sum of $200,000 plus accrued, but unpaid, dividends on that share by $3.50.

  6% SERIES B-1 CONVERTIBLE

     On May 11, 1998 we issued 10,000 shares of 6% Series B-1 Convertible Preferred Stock for $10 million. Each share has a par value of $0.001 and a stated value of $1 thousand per share. These shares were recorded at their stated value less issuance costs of $537 thousand.

     These shares are convertible into our common shares at a price that floats with the closing bid price of our common stock. The conversion price of the lesser of $3.90625 per share or the average of the 4 lowest closing bid prices per share of our common stock during the 22 trading days prior to the date of conversion. We can require conversion if our common stock trades at a price greater than $5.46875 per share for 15 consecutive trading days.

     Dividends on these shares are cumulative from the date of issuance and are payable on a quarterly basis on June 30, 1998. We have the option to pay the dividends in cash or in shares of our common stock. Accrued, unpaid dividends on shares being converted are to be paid in shares of our common stock at the same conversion price of the shares being converted.

     Holders of these shares have converted 4,298 shares and dividends totaling $117 thousand into 4,088,856 shares of our common stock through December 31, 1998. An additional 3,037 shares and dividends totaling $129.5 thousand were converted into 2,330,857 shares of common stock through February 5, 1999.

     The holders of these shares have the right to purchase an additional $5 million of these shares under the same terms and conditions until May 11, 1999.

3. ACQUISITIONS

  REFRACTIVE CENTERS INTERNATIONAL, INC.

     On August 18, 1997, we issued 17,065,579 shares of our common stock to Summit Technology, Inc. ("Summit") and certain individuals for 100% of the issued and outstanding common stock of Refractive Centers International, Inc. ("RCII").

     On May 4, 1998, we issued 200,000 shares of our common stock to an investment banking firm as compensation for services related to the acquisition of RCII. The shares were recorded at their fair value on the date of issuance.

     We accounted for the acquisition of RCII using the purchase method of accounting as described in Accounting Principles Board Opinion No. 16, "Business Combinations," and related interpretations. The purchase method required us to record in our Consolidated Balance Sheet the fair values of the assets and liabilities at the date of the acquisition. We recorded the difference between the acquisition cost and the fair value of the identifiable net assets acquired as goodwill.

     The fair value of the assets acquired and liabilities assumed consisted of cash -- $10,007,000; other net working capital -- $664,000;
equipment -- $9,511,000; and goodwill -- $12,802,000.

     The revenues and expenses of RCII are included in our Consolidated Statements of Operations beginning August 18, 1997. Our Consolidated Statement of Operations prior to August 18, 1997 were not restated to include the historical results of RCII. Unaudited pro forma data assuming we had acquired RCII at the beginning of 1996 follows (dollars in thousands except per share amounts):

                                                               1997       1996
                                                              -------    -------
Revenues....................................................  $22,276    $16,778
Net (loss)..................................................  (14,353)   (22,814)
(Loss) per share............................................    (0.39)     (0.62)

     The pro forma data does not purport to be indicative of operating results which would have occurred had we acquired RCII at the beginning of 1996 or of the operating results which may occur in the future.

4. RESTRUCTURING PROVISION

     During the second quarter of 1998 we implemented a plan to close seven centers that were not contributing to our profitability. The centers closed were primarily centers which had been operated by RCII. Costs associated with the closings include $7,287,000 related the write-off of goodwill and leasehold improvements, $677,000 for the accrual of costs for terminating leases and employees, and $2,536,000 for the write-down of idled lasers to their net realizable values.

     At the time of completing the acquisition of RCII, we implemented a program to close certain centers, both acquired and existing, and reduce overhead costs. We recorded a 1.1 million restructuring provision for these closings and $620 thousand was recorded for facility rent and employee severance associated with closing the RCII centers as part of the purchase price. Our 1997 Consolidated Statement of Operations includes revenues of $414 thousand and operating losses of $343 thousand for these centers.

     We also wrote-off our investment in two of our unconsolidated businesses that had closed their laser refractive surgery centers and wrote-down certain product inventory to its net realizable value. We recorded a restructuring provision of $1.1 million in the third quarter of 1997 for the anticipated costs of these decisions.

     Costs totaling $848 thousand and $899 thousand were charged against these accruals in 1998 and 1997, respectively. The balance of these accruals was $748 thousand at December 31, 1998 and relates to facility rent and severance.

5. CREDIT ARRANGEMENTS

     On June 29, 1998, we entered into an $8 million credit facility with The Provident Bank ("Provident"). At the same time we repaid our borrowing from, and terminated our relationship with, another lender.

     The Provident facility, as amended, matures on June 30, 2000. The facility can be used to support up to $2 million of letters of credit issued by Provident and to support up to $2.5 million of capital costs financed by leases entered into with an affiliate of Provident. Borrowings under the working credit portion of the facility bear interest at 1/2% above Provident's prime rate. We have the option to convert up to $3.5 million of working capital borrowings to a term loan. Substantially all of our assets are pledged as collateral.

     The credit facility also supports letters of credit and leased assets totaling $1.1 million at December 31, 1998. The credit facility, for which there is no formal compensating balance, requires us to pay a commitment fee based of
 .25% on the unused portion. At December 31, 1998 we had $4.9 million available to us under the credit facility.

     The credit facility requires us to maintain certain financial ratios and amounts. We are to maintain tangible net worth of at least $14 million and the ratio of total liabilities less subordinated debt to tangible net worth must be less than .75 to 1. The credit facility defines tangible net worth as Shareholders' Investment plus Subordinated Debt less unamortized Goodwill as shown on our Consolidated Balance Sheets. Beginning with the quarter ended December 31, 1998 the ratio of our earnings before interest expense, taxes and depreciation and amortization ("EBITDA") on a trailing 12 month basis must be greater than 1.5 times the sum of our current maturities of capital lease obligations, trailing 12 months interest expense and $140 thousand.

6. DEBT

     The following table displays the details of debt maturing within one year:

                                                                 AT DECEMBER 31,
                                                             -----------------------
                                                              1998           1997
                                                             -------      ----------
                                                             (DOLLARS IN THOUSANDS)
Bank line of credit........................................                $ 6,641
Bank term loan.............................................   $167           2,998
Capital lease obligations..................................    620             543
                                                              ----         -------
                                                              $787         $10,182
                                                              ====         =======

     We borrowed $2.1 million under the Provident credit facility on a term loan basis. This loan bears interest at 7.45% and requires to pay monthly installments of $12 thousand plus interest until June 30, 2000 when the remaining principal balance of $1.705 million is due. We used the proceeds of the borrowing to purchase a certificate of deposit from Provident with a maturity date of June 30, 2002. The certificate of deposit pays interest monthly at a rate of 5.7% per annum. We recorded the certificate of deposit as other assets in our Consolidated Balance Sheet at December 31, 1998.

7. OBLIGATIONS DUE FROM/DUE TO SHAREHOLDERS AND THEIR AFFILIATES, NET

     The following table displays the details of net obligations due to us in 1998 and net obligations due from us in 1997 as reported in our Consolidated Balance Sheets:

                                                               AT DECEMBER 31,
                                                            ----------------------
                                                              1998          1997
                                                            --------      --------
                                                            (DOLLARS IN THOUSANDS)
Due from us:
  Notes payable shareholders..............................   $1,500        $1,500
  Accrued interest........................................      568           463
  Accrued Interim Series B preferred stock dividend.......      359           183
Due to us:
  Note receivable shareholders............................    2,100
  Accrued interest........................................       60
  Receivable from shareholder's affiliated company........      738
                                                             ------        ------
  Net obligation..........................................   $  471        $2,146
                                                             ======        ======

     The notes payable -- shareholders mature on September 25, 2005, and bear interest at 6.91%. In connection with the acquisition of RCII the shareholders agreed to amend the notes to limit payment of principal and accrued interest to 25% of the amount our earnings for the prior fiscal year exceed $1 million. For this purpose earnings are defined as income before taxes, amortization and depreciation reduced by purchases of property and equipment for the year. In February 1999 Summit agreed to waive our compliance with the repayment restrictions. The notes are subordinate to any of borrowings under the Provident credit facility.

     We loaned $2.1 million to the holders of these notes payable. The loan is collateralized by the $1.5 million notes held by the shareholders and the accrued interest thereon and the preferred stock dividends due them. The loan bears interest at 8.5% and matures on September 26, 2005.

     Our principal shareholder is the majority stockholder of The LCA Center for Surgery, Ltd. ("Surgery Center") which is inactive. We have no investment in the Surgery Center. We previously leased a portion of our headquarters building to, and performed other services for, the Surgery Center. We recorded rent and administrative and marketing income of $74 thousand in 1997 and $162 thousand in 1996. In June 1998 we purchased the leasehold improvements that had been paid by the Surgery Center for $872 thousand, their book value at the time of purchase. During 1998 we also advanced $576 thousand to the Surgery Center. Generally accepted accounting principles required us to record a portion of the Surgery Center's losses using the equity method of accounting. We recorded losses of $265 thousand in 1998.

8. INVESTMENTS IN UNCONSOLIDATED BUSINESSES

     Our investments in unconsolidated businesses are comprised of the following:

                                                                    AT DECEMBER 31,
                                                    -----------------------------------------------
                                                             1998                     1997
                                                    ----------------------   ----------------------
                                                    OWNERSHIP   INVESTMENT   OWNERSHIP   INVESTMENT
                                                    ---------   ----------   ---------   ----------
                                                                (DOLLARS IN THOUSANDS)
The Baltimore Laser Sight Center, Ltd.............     45%         $417         45%         $150
Silmalaseri Oy....................................     43%          103         43%           24

     Combined summary financial information for these investments follows:

                                                              1998          1997
                                                            --------      --------
                                                            (DOLLARS IN THOUSANDS)
Financial Position:
  Current assets..........................................   $1,830        $  597
  Total assets............................................    2,604         1,364
  Total liabilities.......................................    1,443         1,057
  Members' equity.........................................    1,161           307
Operating Results:
  Revenue.................................................   $3,787        $3,241
Net income (loss).........................................   $1,365        $ (114)

     In 1997, we wrote off our investments in Excimer Associates LLC and The Georgia Laser Sight Center, Ltd. resulting in a charge to income of $250 thousand which was included in the restructuring provision. In 1996, we sold the preferred stock of another investment accounted for using the equity method of accounting for $1 million. The gain of $546 thousand from this sale was included in other income.

9. INCOME TAXES

     We have not recorded a provision for U.S. income taxes for each of the three years ended December 31, 1998 because of our operating losses. The income tax expense in our Consolidated Statements of Operations consists primarily of Canadian income taxes. We are required to pay franchise taxes in most of the states in which we have operations due to our net operating losses. We include the franchise taxes paid in general and administrative expenses in our Consolidated Statements of Operations.

     At December 31, 1998, we have net operating loss carryforwards for Federal and state income tax purposes of $35.3 million which expire in varying amounts from 2012 through 2019. Approximately $15 million of net operating loss carryforwards were acquired when we bought RCII. Our ability to use these acquired net operating loss carryforwards is subject to utilization limitations contained in Section 382 of the Internal Revenue Code.

     Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of our deferred tax assets (liabilities) are shown in the following table:

                                                              AT DECEMBER 31,
                                                           ----------------------
                                                             1998          1997
                                                           --------      --------
                                                           (DOLLARS IN THOUSANDS)
Net operating loss carryforward..........................  $ 13,750      $ 12,320
Accounts receivable......................................       140           140
Inventories..............................................       173           144
Marketable securities....................................       138           138
Property and equipment...................................       215           195
Notes payable to shareholders............................       185           185
Equity investments.......................................       351           262
Other....................................................       115           115
                                                           --------      --------
Deferred tax assets......................................  $ 15,067      $ 13,499
                                                           ========      ========
Valuation allowance......................................  $(15,067)     $(13,499)
                                                           ========      ========

     The valuation allowance primarily represents tax benefits of net operating loss carry forwards which may expire prior to being utilized.

10. LEASING ARRANGEMENTS

     We lease office space for our centers and equipment for use in our operations under both capital and operating leases. Capital leases were primarily used for financing the lasers in our first five centers; we now finance the cost of lasers using operating leases.

     This table displays our aggregate minimal rental commitments under noncancellable leases for the periods shown:

                                                                 AT DECEMBER 31,
                                                                 ---------------
                                                              CAPITAL     OPERATING
                            YEAR                               LEASES       LEASES
                            ----                              -------     ---------
                                                              (DOLLARS IN THOUSANDS)
1999........................................................   $  753      $ 5,029
2000........................................................      695        4,425
2001........................................................       62        2,135
2002........................................................                   454
2003........................................................                   288
Thereafter..................................................                   101
                                                               ------      -------
Total minimum rental commitment.............................    1,510      $12,432
                                                                           =======
Less interest...............................................       75
                                                               ------
Present values of minimum lease payments....................    1,435
Less current installments...................................      620
                                                               ------
Long-term obligation at December 31, 1998...................   $  815
                                                               ======

     Total rent expense under operating leases amounted to $3.9 million in 1998, $1.7 million in 1997, and $267 thousand in 1996. As of December 31, 1998, the total minimum sublease rentals to be received in the future under noncancellable operating leases was approximately $970 thousand.

11. EMPLOYEE BENEFITS

 SAVINGS PLAN

     We sponsor a savings plan under Internal Revenue Code Section 401(k) to provide an opportunity for eligible employees to save for retirement on a tax-deferred basis. Under this plan, we make discretionary contributions to the participants' accounts. We made contributions of $26,000 in 1998 and none in 1997 and 1996.

 STOCK OPTION PLANS

     We have fixed stock option plans under which options to purchase shares of our common stock are granted at a price equal to the market price of the stock at the date of grant. The awards under the plans are determined by the Compensation Committee of the Board of Directors.

     Under the 1995 Long term Stock Incentive Plan ("1995 Plan"), employees and/or consultants may be granted incentive and/or nonqualified stock options. The 1995 Plan permits the issuance of stock appreciation rights and stock awards to employees. A maximum of 2.5 million shares of common stock are reserved for the 1995 Plan.

     This table is a summary of the status of our 1995 Plan:

                                                                      WEIGHTED-AVERAGE
                                                     STOCK OPTIONS     EXERCISE PRICE
                                                     -------------    ----------------
Outstanding, December 31, 1995
Granted............................................    1,996,750           $4.92
Forfeited..........................................     (178,125)           5.25
                                                       ---------
Outstanding, December 31, 1996.....................    1,818,625            4.06
Granted............................................      647,500            3.26
Forfeited..........................................     (634,563)           4.95
                                                       ---------
Outstanding, December 31, 1997.....................    1,831,562            4.03
Granted............................................      843,600            1.02
Exercised..........................................      (20,000)           2.56
Forfeited..........................................     (650,337)           2.84
                                                       ---------
Outstanding, December 31, 1998.....................    2,004,825           $1.82
                                                       =========
Options exercisable, December 31:
1996...............................................      334,113           $4.77
1997...............................................      405,913            4.34
1998...............................................      524,625            2.31

     In October 1998 our stockholders approved the adoption of the 1998 Long Term Stock Incentive Plan ("1998 Plan"). Under the 1998 Plan employees may be granted incentive and/or nonqualified stock options in addition to stock awards. A total of 5 million shares of common stock are reserved for the 1998 Plan. No options have been granted under the 1998 Plan.

     The 1998 Plan will also be used to grant stock options to our non-employee directors. Under the 1998 Plan, non-employee directors will receive an option to purchase 75,000 shares of common stock upon initial election or appointment and an annual automatic grants of options to purchase 12,500 shares of common stock. Non-employee directors previously received stock options under the LCA-Vision Inc. director's Nondiscretionary Stock Option Plan which has been discontinued.

     The Compensation Committee of the Board of Directors administers the 1995 and 1998 Plans. Options are granted with an exercise price not less than fair market value on the date of grant. Options granted have generally been exercisable ratably over 5 years and expire in 10 years from the date of grant. The 1998 Plan allows for options to become exercisable or in part six months after the date the option is granted or may become exercisable in one or more installments.

     In 1998 the Compensation Committee decided to reprice the exercise prices of 973,750 stock options previously granted to $1.1875 per share, the market price at the date of repricing. These options had a weighted average exercise price of $4.02 per share. As of December 31, 1998, a total of 486,175 shares were available for the granting of options under the 1995 Plan.

     This table summarizes information about the 1995 Plan stock options outstanding as of December 31, 1998:

                                STOCK OPTIONS OUTSTANDING       STOCK OPTIONS EXERCISABLE
                               ----------------------------   ------------------------------
                               WEIGHTED-      WEIGHTED-                            WEIGHTED-
                                AVERAGE        AVERAGE                              AVERAGE
                               ---------   ----------------                        ---------
                                              REMAINING       EXERCISE             EXERCISE
  RANGE OF EXERCISE PRICES      SHARES     CONTRACTUAL LIFE    PRICE     SHARES      PRICE
  ------------------------      ------     ----------------   --------   ------    --------
0.8750.......................    352,400      9.0 years       $0.8750
1.1250-1.1875................  1,007,000      8.8 years        1.1844    314,325    $1.1875
1.2500-3.5000................    391,650      8.9 years        2.0726    101,650     2.6431
5.2500.......................    253,775      7.4 years        5.2500    108,650     5.2500

     This table is a summary of the status of our now discontinued Director's Nondiscretionary Stock Option Plan:

                                                                      WEIGHTED-AVERAGE
                                                     STOCK OPTIONS     EXERCISE PRICE
                                                     -------------    ----------------
Outstanding, December 31, 1995
Granted............................................     150,000            $8.00
                                                        -------
Outstanding, December 31, 1996.....................     150,000             8.00
Granted............................................     151,250             3.25
Forfeited..........................................     (75,000)            8.00
                                                        -------
Outstanding, December 31, 1997.....................     226,250             4.83
Granted............................................      78,750             3.25
                                                        -------
Outstanding December 31, 1998......................     305,000            $4.42
                                                        =======

     As of December 31, 1998, a total of 60,250 options with a weighted-average exercise price of $5.67 are exercisable under this plan.

     We apply APB No. 25 and related interpretations in accounting for our stock option plans. We have adopted the disclosure-only provisions of SFAS No. 123. We recognize no compensation expense for our stock options granted to employees or directors. Compensation expense for options granted to non-employees in each of the three years ended December 31, 1998 was immaterial. If we had elected to recognize compensation expense based on the fair value at the grant dates consistent with the provisions of SFAS no. 123, net loss and loss per share would have been changed to the pro forma amounts indicated below:

                                                             YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                         1998           1997          1996
                                                     ------------    ----------    ----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                     AMOUNTS)
Net (loss)      As reported......................     $ (13,736)      $(8,036)      $(4,057)
                Pro forma........................       (15,453)       (9,588)       (4,863)
Diluted (loss)  As reported......................         (0.36)        (0.30)        (0.21)
                Pro forma........................         (0.41)        (0.36)        (0.25)

     These results may not be representative of the effects on pro forma amounts for future years.

     We determined the pro forma amounts using the Black-Scholes option-pricing model based on the following assumptions:

                                                   1998       1997         1996
                                                   -----   ----------   ----------
Dividend yield...................................     0%           0%           0%
Expected volatility..............................    92%          98%          98%
Risk free interest rate..........................   4.9%   5.34-6.82%   5.46-5.56%
Expected lives (in years)........................      5            5            5

     The weighted-average fair value of options granted was $.75 per option during 1998, $1.14 per option during 1997, and $4.15 per option during 1996.

12. COMMITMENTS AND CONTINGENCIES

     We are a defendant and counter-claimant in a case entitled Cabrini Development Council, et al. v. LCA-Vision Inc., et al., which was commenced in October, 1997 in the Supreme Court of the State of New York, County of New York and subsequently removed to the United States District Court for the Southern District of New York. Also named as co-defendants are various current and former employees, officers and directors. The case arises out of the operations of a New York limited liability company (the "LLC") which had been formed by us, the plaintiffs and a New York professional corporation (the "PC") owned by certain physicians for the purpose of opening and operating a Laser Refractive Surgery center or centers in New York City. Business activities commenced in 1995, but were unprofitable. After the LLC's resources were exhausted, we paid its operating costs for a period of time. In August, 1997, after further losses and after the parties were unable to come to a final understanding as to their respective rights and obligations, the operations of the LLC ceased.

     In the complaint, the plaintiffs allege breaches of our obligations as a member of the LLC, and have demanded both substantial damages and equitable relief. We have filed an answer denying the allegations of the complaint, and asserting counterclaims against the plaintiffs seeking substantial damages, alleging that the plaintiffs wrongfully failed to match the capital contributions made by us to the LLC. We believe that the plaintiffs' claims are without merit and intend to vigorously defend the action and pursue our counterclaims. After commencement of the above action, we filed an action against the PC seeking damages for its failure to pay the capital contributions required of it to the LLC. The PC has counterclaimed alleging a right to be indemnified for its losses relating to the LLC's operations. Both actions are in the discovery stage. In the opinion of management neither action will have a material adverse effect on our financial position or results of operations.

13. ADDITIONAL FINANCIAL INFORMATION

     The tables below provide additional financial information related to our consolidated financial statements:

Balance Sheet Information

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1998          1997
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
Receivables
  Trade receivables -- vision...............................  $ 1,482       $ 1,250
  Trade receivables -- other................................    1,034         1,690
  Allowances................................................   (1,397)         (893)
                                                              -------       -------
                                                              $ 1,119       $ 2,047
                                                              =======       =======
Prepaid Expenses, Inventory and Other
  Prepaid expenses..........................................  $ 1,235       $ 1,334
  Notes receivables.........................................                    304
  Inventory.................................................       44           103
  Other.....................................................      137           151
                                                              -------       -------
                                                              $ 1,416       $ 1,892
                                                              =======       =======
Property and equipment
  Land......................................................  $   375       $   375
  Building and improvements.................................    5,278         4,933
  Leasehold improvements....................................    1,930         1,729
  Furniture and fixtures....................................    1,556         1,684
  Equipment.................................................    6,702        13,231
  Equipment under capital leases............................      784         2,429
  Other.....................................................      186           141
                                                              -------       -------
                                                               16,811        24,522
  Accumulated depreciation and amortization.................   (7,398)       (6,101)
  Construction in progress..................................       20            41
                                                              -------       -------
                                                              $ 9,433       $18,462
                                                              =======       =======
Other assets
  Certificate of deposit....................................  $ 2,100
  Other.....................................................    1,518       $ 1,209
                                                              -------       -------
                                                              $ 3,618       $ 1,209
                                                              =======       =======

Cash Flow Information

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1998        1997        1996
                                                              --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
Cash paid during the year for
  Interest..................................................  $   854     $   985     $   489
  Income Taxes..............................................      157          68
Non cash investing and financing activities
  Common stock issued for acquisitions......................      580      32,786
  Acquisition of equipment under capital leases.............                            2,265
  Preferred stock issued for conversion of notes
     payable-shareholders...................................                            2,522
  Inventory sold for long-term note.........................                              248
  Transfer of equipment under capital lease to
     unconsolidated business................................                              486

Segment Information

Canadian operations
  Revenues..................................................  $ 2,016     $ 2,083     $ 2,096
  Operating profit..........................................      471         298          79

Statement of Operations Information

Direct costs of laser refractive surgery:
  Medical professional and license fees.....................  $13,700     $ 4,489     $   795
  Employee costs............................................    4,094       2,940       1,746
  Equipment rent and maintenance............................    3,045       1,180          --
  Facility rent and utilities...............................    1,472       1,002         318
  Supplies, gases and other.................................    1,314       1,179         959
                                                              -------     -------     -------
       Total................................................  $23,625     $10,790     $ 3,818
                                                              =======     =======     =======

                                LCA-VISION INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                         MARCH 31, 1999 (UNAUDITED) AND
                          DECEMBER 31, 1998 (AUDITED)

                                                              MARCH 31,    DECEMBER 31,
                                                                1999           1998
                                                              ---------    ------------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Assets
Current assets:
Cash and cash equivalents...................................   $ 7,199       $ 6,496
  Accounts receivable, net..................................       686         1,119
  Prepaid expenses, inventory and other.....................     1,638         1,416
                                                               -------       -------
          Total current assets..............................     9,523         9,031
Property and equipment, net.................................     9,051         9,433
Goodwill, net...............................................     8,241         8,304
Obligations due from shareholders, net......................       343           471
Investment in unconsolidated businesses.....................       886           520
Certificate of deposit......................................     2,100         2,100
Other assets................................................     1,696         1,518
                                                               -------       -------
          Total assets......................................   $31,840       $31,377
                                                               =======       =======
Liabilities and Shareholders' Investment
Current liabilities
  Accounts payable..........................................   $ 1,810       $ 2,030
  Accrued liabilities and other.............................     3,022         2,637
  Debt maturing in one year.................................       649           787
                                                               -------       -------
          Total current liabilities.........................     5,481         5,454
Long-term debt..............................................       642         2,724
Commitments and contingencies
Shareholders' investment
  Preferred stock...........................................     2,501         7,687
  Common stock ($0.001 par value; 45,282 shares and 40,974
     shares issued).........................................       109           103
  Contributed capital.......................................    47,485        41,701
  Accumulated (deficit).....................................   (23,949)      (25,664)
  Foreign currency translation adjustment...................         4           (14)
                                                               -------       -------
                                                                26,150        23,813
  Less common stock in treasury at cost.....................        30            30
  Less accrued preferred stock dividend.....................       403           584
                                                               -------       -------
                                                                25,717        23,199
                                                               -------       -------
          Total liabilities and shareholders' investment....   $31,840       $31,377
                                                               =======       =======

The Notes to Condensed Consolidated Financial Statements are an integral part of this statement.

                                LCA-VISION INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Revenues:
  Laser refractive surgery..................................   $13,389      $ 6,446
  Other.....................................................       478          763
                                                               -------      -------
          Total revenues....................................    13,867        7,209
Operating costs and expenses:
  Medical professional and license fees.....................     6,015        2,656
  Direct costs of services..................................     2,556        2,819
  General and administrative expenses.......................     2,970        2,093
  Depreciation and amortization.............................       712        1,055
                                                               -------      -------
Operating income (loss).....................................     1,614       (1,414)
Equity in earnings from unconsolidated businesses...........       323           56
Interest expense............................................       (93)        (344)
Interest income.............................................       147          112
Other income (expense)......................................      (277)          25
Income (loss) before taxes on income........................     1,714       (1,565)
Taxes on income.............................................                    (28)
                                                                            -------
Net income (loss)...........................................     1,714       (1,593)
Dividends to preferred shareholders.........................       (84)         (43)
                                                               -------      -------
Income (loss) available to common shareholders..............   $ 1,630      $(1,636)
                                                               =======      =======
Income (loss) per common share
  Basic.....................................................   $  0.04      $ (0.04)
  Diluted...................................................   $  0.04      $ (0.04)
Weighted average shares used in computation
  Basic.....................................................    43,779       36,665
  Diluted...................................................    47,082       36,665

The Notes to Condensed Consolidated Financial Statements are an integral part of this statement

                                LCA-VISION INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                  1999         1998
                                                              ------------    -------
                                                                  (IN THOUSANDS)
Cash flows from operating activities:
Net income (loss)...........................................    $ 1,630       $(1,636)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.............................        712         1,055
  Equity in income of unconsolidated affiliates.............       (323)          (56)
  Compensation paid in common stock.........................        325
  Changes in working capital:
     Accounts receivable....................................        433          (466)
     Prepaid expenses, inventory and other..................       (222)          366
     Accounts payable.......................................       (220)          165
     Accrued liabilities and other..........................        385           (23)
                                                                -------       -------
Net cash provided by (used in) operations...................      2,721          (595)
                                                                -------       -------
Cash flows from investing activities:
  Purchase of property and equipment........................        (23)         (482)
  Other, net................................................        (54)          (56)
                                                                -------       -------
Net cash (used) by investing activities.....................        (77)         (538)
                                                                -------       -------
Cash flows from financing activities:
  Proceeds from bank borrowing..............................                      294
  Principal payments of long-term notes, debt and capital
     lease obligations......................................     (2,220)         (310)
  Exercise of stock options.................................        279
                                                                -------       -------
Net cash provided (used) by financing activities............     (1,941)          (16)
                                                                -------       -------
Increase (decrease) in cash and cash equivalents............        703        (1,149)
Cash and cash equivalents at beginning of period............      6,496         8,680
                                                                -------       -------
Cash and cash equivalents at end of period..................    $ 7,199       $ 7,531
                                                                =======       =======

The Notes to Condensed Consolidated Financial Statements are an integral part of this statement.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                                  (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The March 31, 1999 and 1998 financial data are unaudited; however, in our opinion, such data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the interim periods. The December 31, 1998 condensed consolidated balance sheet was derived from audited financial statements and, due to its summary nature, does not include all information required by generally accepted accounting principles.

  BUSINESS

     We are a leading developer and operator of free-standing laser refractive surgery centers. Our laser refractive surgery centers provide the facilities, equipment and support services for performing various corrective eye surgeries that employ state-of-the-art laser technologies. The laser vision correction surgeries performed in our centers are primarily laser in situ keratomileusis ("LASIK") and photorefractive keratectomy ("PRK"). The VISX Star S2 laser, which we have in each of our U.S. centers, treats nearsightedness, myopic astigmatism, and hyperopia. We also manage multi-specialty laser surgery programs at medical facilities on a contract basis.

     Revenue by source is comprised of:

     - Laser refractive surgery -- fees for surgeries performed at our wholly-owned centers.

     - Other -- management fees for operating laser vision correction centers of investees; contractual fees for managing multi-specialty laser surgery programs at hospitals; marketing and education program fees; and miscellaneous sources.

     Operating costs and expenses are classified as follows:

     - Medical professional and license fees include fees collected by us for the physicians performing laser vision correction and the license fee of $260 per procedure paid to VISX.

     - Direct costs of services include center rent and utilities, equipment lease and maintenance costs, surgical supplies, center staff expense, and costs related to other revenue.

     - General and administrative include marketing and advertising, headquarters staff expense, and other overhead costs.

     - Depreciation and amortization include periodic charges to income for the costs of equipment and intangible assets recorded in the balance sheet.

  CONSOLIDATION POLICY

     We use two different methods to report our investments in our subsidiaries and other companies -- consolidation and the equity method.

  CONSOLIDATION

     We use consolidation when we own a majority of the voting stock of the subsidiary. This means the accounts of our subsidiaries are combined with our accounts. We eliminate intercompany balances and transactions when we consolidate these accounts.

  EQUITY METHOD

     We use the equity method to report investments in businesses where we hold a 20% to 50% voting interest, giving us the ability to exercise significant influence, but not control, over operating and financial policies. Under the equity method we report:

     - our interest in the entity as an investment in our Consolidated Balance Sheets, and

     - our percentage share of the earnings (losses) in our Consolidated Statements of Operations.

     We report our investments in The Baltimore Laser Sight Center, Ltd. and Silmalaseri Oy under the equity method.

  USE OF ESTIMATES

     Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles. These estimates and assumptions affect various matters including:

     - our reported amounts of assets and liabilities in our Consolidated Balance Sheets at the dates of the financial statements,

     - our disclosure of contingent assets and liabilities at the dates of the financial statements, and

     - our reported amounts of revenues and expenses in our Consolidated Statements of Operations during the reporting periods.

     Actual amounts could differ from those estimates.

  RECLASSIFICATIONS

     We have reclassified certain prior-year amounts for comparative purposes. These reclassifications did not affect consolidated financial position, net losses or cash flows for the years presented.

  PER SHARE DATA

     Basic per share data is income (loss) applicable to common shareholders divided by the weighted average common shares outstanding. Diluted per share data is income (loss) applicable to common shareholders divided by the weighted average common shares outstanding plus the potential issuance of common shares if stock options were exercised or convertible preferred stock were converted into common stock.

     Following is a reconciliation of basic and diluted earnings per share for the three months ended March 31, 1999 (in thousands, except per share amounts):

                                                     INCOME        SHARES       PER-SHARE
                                                    NUMERATOR    DENOMINATOR     AMOUNT
                                                    ---------    -----------    ---------
Net income........................................   $1,714
Dividends to preferred shareholders...............      (84)
                                                     ------
Basic EPS
  Income available to common shareholders.........    1,630        43,779         $0.04
                                                                                  =====
Effect of Dilutive Securities
  Convertible preferred stock.....................       84         2,314
  Stock options...................................                    989
                                                                   ------
Diluted EPS
Income available to common shareholders and
  assumed conversions.............................   $1,714        47,082         $0.04
                                                     ======        ======         =====

     The weighted average shares for the March 31, 1998 diluted calculation does not assume exercise of any stock options or conversion of other securities since they would result in a reduced loss per share.

2.  SHAREHOLDERS' INVESTMENT

  COMMON STOCK

     During the three months ended March 31, 1999, 138,050 shares of common stock were issued to individuals who exercised stock options. The average exercise price was $2.02 per share.

  6% SERIES B-1 CONVERTIBLE PREFERRED STOCK

     At December 31, 1998, 5,702 shares of the 6% Series B-1 Convertible Preferred Stock were outstanding. During the three months ended March 31, 1999, these shares and dividends totaling $264,000 were converted into 3,994,642 shares of common stock.

     The terms of these shares gave the holders the right to purchase an additional $5 million of convertible preferred stock under the same terms and conditions as the 6% Series B-1 Convertible Preferred Stock until May 11, 1999. In March 1999 certain majority holders of these shares agreed to accept 165,076 shares of our common stock in exchange for their waiving their option to purchase the additional convertible preferred stock. This agreement resulted in a non-cash charge of $325,000 recorded as other expense in the Condensed Consolidated Statement of Operations for the quarter.

3.  DEBT

     At December 31, 1998 we had a term loan borrowing under our credit facility of $2,053,000. The loan had an interest of 7.45% and required monthly installments of $12,000 plus interest until June 30, 2000 when the remaining principal balance of $1,705,000 would become due. In March 1999 we repaid the loan balance of $2,030,000.

     This repayment resulted in increasing the amount of borrowing capability under the current credit facility to $7,000,000.

4.  OBLIGATIONS DUE FROM SHAREHOLDERS AND THEIR AFFILIATES, NET

     The following table displays the details of net obligations due to us as reported in our March 31, 1999 Condensed Consolidated Balance Sheet:

Due to us:
  Receivable from shareholder's affiliated company..........    $635,000
  Accrued interest..........................................     105,000
  Note receivable shareholders..............................       6,000
Due from us:
  Accrued Interim Series B preferred stock dividend.........     403,000
                                                                --------
Net due us..................................................    $343,000
                                                                ========

     Our principal shareholder is the majority stockholder of an inactive ambulatory surgical center. We have no investment in this surgery center; however, we did lease a portion of our headquarters building and provided other administrative services. During this quarter we acquired computer equipment and software from the surgery center at their book value of $103,000. The account receivable was reduced by this amount.

     At December 31, 1998 we owed our principal shareholders notes in the principal amount of $1,500,000 and interest of $568,000. These shareholders owed us $2,100,000 which was collateralized by our obligation to them. In March 1999 we repaid the obligations due shareholders of $2,094,000 by netting the amount against the advance to shareholders.

5.  SEGMENT INFORMATION

     We operate in one segment -- laser refractive surgery. Following is a table summarizing the results of our Canadian operations included in the Condensed Consolidated Statement of Operations for the three months ended March 31, 1999 and 1998 (in thousands):

                                                              1999    1998
                                                              ----    ----
Revenues....................................................  $362    $520
Operating profit............................................    16      91

6.  COMMITMENTS AND CONTINGENCIES

     We are a defendant and counter-claimant in a case entitled Cabrini Development Council, et al. v. LCA-Vision Inc., et al., which was commenced in October, 1997 in the Supreme Court of the State of New York, County of New York and subsequently removed to the United States District Court for the Southern District of New York. Also named as co-defendants are various current and former employees, officers and directors. The case arises out of the operations of a New York limited liability company (the "LLC") which had been formed by us, the plaintiffs and a New York professional corporation (the "PC") owned by certain physicians for the purpose of opening and operating a Laser Refractive Surgery center or centers in New York City. Business activities commenced in 1995, but were unprofitable. After the LLC's resources were exhausted, we paid its operating costs for a period of time. In August, 1997, after further losses and after the parties were unable to come to a final understanding as to their respective rights and obligations, the operations of the LLC ceased.

     In the complaint, the plaintiffs allege breaches of our obligations as a member of the LLC, and have demanded both substantial damages and equitable relief. We have filed an answer denying the allegations of the complaint, and asserting counterclaims against the plaintiffs seeking substantial damages, alleging that the plaintiffs wrongfully failed to match the capital contributions made by us to the LLC. We believe that the plaintiffs' claims are without merit and intend to vigorously defend the action and pursue our counterclaims.

     After commencement of the above action, we filed an action against the PC seeking damages for its failure to pay the capital contributions required of it to the LLC. The PC has counterclaimed alleging a right to be indemnified for its losses relating to the LLC's operations.

     The actions, which have been consolidated, are in the discovery stage.

     In the opinion of management neither action will have a material adverse effect on our financial position or results of operations.

7.  ADDITIONAL FINANCIAL INFORMATION

     The table below provides additional financial information related to our Condensed Consolidated Statement of Operations.

                                                                  MARCH 31,
                                                              ------------------
                                                               1999        1998
                                                              ------      ------
Direct costs of laser refractive surgery:
  Employee costs............................................  $  953      $1,042
  Equipment rent and maintenance............................     857         727
  Facility rent and utilities...............................     295         446
  Supplies, gases and other.................................     406         283
                                                              ------      ------
     Total..................................................  $2,511      $2,498
                                                              ======      ======

                       [INSIDE BACK COVER OF PROSPECTUS]

THE LASIK PROCEDURE

Nearsightedness, farsightedness and astigmatism can now be corrected using LASIK. In LASIK, a thin flap of cornea is painlessly lifted permitting laser treatment of the exposed surface. Following treatment, the flap is repositioned and reconnects almost instantly. LASIK offers many patients the potential of a virtually painless procedure, rapid visual recovery, and reduced follow-up care (as compared to other laser treatments).

PATIENTS REPORT RAPID VISUAL RECOVERY WITH MINIMAL (IF ANY) DISCOMFORT. [Color drawing of eye with lifted corneal flap and area of eye being treated]

[Photograph of smiling woman]

                                 ALL LCA VISION

                                 PHYSICIANS ARE

                                BOARD CERTIFIED/

                                 QUALIFIED AND

                                 CREDENTIALED.

--------------------------------------------------------------------------------

                                   LCAV Logo

                             PRUDENTIAL SECURITIES

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the approximate costs and expenses, other than underwriting discounts and commissions, payable by LCA-Vision in connection with the sale of common stock being registered hereunder:

SEC Registration fees.......................................   $ 25,540
Blue Sky expenses...........................................   $ 10,000*
Printing cost...............................................   $100,000*
Legal fees and expenses.....................................   $ 60,000*
Accounting fees and expenses................................   $ 40,000*
NASD filing fee.............................................   $  5,000*
Nasdaq National Market listing fees.........................   $ 95,000*
Miscellaneous...............................................   $ 29,460*
                                                               --------
Total.......................................................   $365,000*
                                                               ========

---------------
* Estimated

  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     LCA-Vision's Certificate of Incorporation provides for indemnification of the officers and directors of LCA-Vision to the fullest extent permitted by the laws of the State of Delaware.

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or in connection with any administrative or investigative proceedings if, in connection with the matters in issue, they acted in good faith and in a manner they reasonable believed to be in, or not opposed to, the best interests of the corporation and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonably cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

     The Registrant maintains a policy of insurance under which the directors and officers of the Registrant are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

ITEM 16. EXHIBITS

1.1         Form of Underwriting Agreement
3(a)(i)     Amended Certificate of Incorporation of Registrant             Note A
3(a)(ii)    Amended Certificate of Designation as to Interim Preferred     Note E
            Stock
3(b)        Amended Bylaws of Registrant                                   Note A
5.1         Opinion of Dinsmore & Shohl LLP with respect to the shares being registered
10(a)       LCA-Vision Inc. 1995 Long-Term Stock Incentive Plan            Note B
10(b)       LCA-Vision Inc. 401(k) Plan                                    Note A
10(c)       Loan Agreement dated June 29, 1998 between Registrant and      Note C
            The Provident Bank
10(d)       LCA-Vision Inc. 1998 Long-Term Stock Incentive Plan            Note D
23.1        Consent of Independent Accountants, PricewaterhouseCoopers
            LLP
23.2        Consent of Dinsmore & Shohl LLP to use its opinion letter
            filed herewith (contained in Opinion Letter at Exhibit 5.1)
24.1        Power of Attorney executed by LCA-Vision's officers and
            directors appointing Stephen N. Joffe and Larry P. Rapp as attorneys-in-fact (contained on signature page)

     NOTE REFERENCES:

     A. Incorporated by reference to the Company's Registration Statement on Form 10-SB No. 0-27610, which became effective on January 25, 1996.

     B. Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.

     C. Incorporated by reference to Form 8-K filed July 2, 1998.

     D. Incorporated by reference to the Company's Proxy Statement relating to its October 16, 1998 Special Stockholders Meeting.

     E. Incorporated by reference to Form 8-K filed December 4, 1996.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     LCA-Vision hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a Post-Effective Amendment to this registration statement:

             (i) To include any prospectus required by section 10(a) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the Effective Date of the registration statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining liability under the Securities Act, each Post-Effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a Post-Effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (5) That for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) That for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on a Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio on the 7th day of June, 1999.

                                          LCA-VISION INC.

                                          By:       /s/ STEPHEN N. JOFFE
                                            ------------------------------------
                                                      Stephen N. Joffe
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen N. Joffe and Larry P. Rapp, and each of them, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, and each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3, and to perform any acts necessary to be done in order to file such amendment with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                  DATE
                      ---------                                   -----                  ----

                                                       Chairman and
                /s/ STEPHEN N. JOFFE                   Chief Executive Officer
-----------------------------------------------------  (Principal Executive
                  Stephen N. Joffe                     Officer)                       June 7, 1999

                  /s/ LARRY P. RAPP                    Chief Financial Officer
-----------------------------------------------------  (Principal Financial and
                    Larry P. Rapp                      Accounting Officer)            June 7, 1999

                 /s/ JOHN C. HASSAN
-----------------------------------------------------
                   John C. Hassan                      Director                       June 7, 1999

                /s/ STEPHEN N. JOFFE
-----------------------------------------------------
                  Stephen N. Joffe                     Director                       June 7, 1999

                /s/ JOHN H. GUTFREUND
-----------------------------------------------------
                  John H. Gutfreund                    Director                       June 4, 1999

               /s/ WILLIAM O. COLEMAN
-----------------------------------------------------
                 William O. Coleman                    Director                       June 7, 1999